Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STAKTEK HOLDINGS, INC.,

SHULA MERGER SUB, INC.,

SOUTHLAND MICRO SYSTEMS, INC.,

THE SHAREHOLDERS OF SOUTHLAND MICRO SYSTEMS, INC. AND

JOHN R. MEEHAN, AS SHAREHOLDER REPRESENTATIVE

August 21, 2007

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 21, 2007 by and among Staktek Holdings, Inc., a Delaware corporation (“Acquiror”), Shula Merger Sub, Inc., a California corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), Southland Micro Systems, Inc., a California corporation (“Target”), the shareholders of Target executing a signature page hereto (each, a “Target Shareholder” and collectively, the “Target Shareholders”) and John R. Meehan, as Shareholder Representative (the “Shareholder Representative”).

RECITALS:

WHEREAS, each of the boards of directors of Target, Acquiror and Merger Sub believe it is advisable and in the best interests of their respective company and its shareholders that Acquiror acquire Target through the statutory merger of Merger Sub with and into Target (the “Merger”);

WHEREAS, each of the boards of directors of Target, Acquiror and Merger Sub have determined that the Merger is in furtherance of and consistent with their respective company’s business strategies and, in furtherance thereof, have approved the Merger;

WHEREAS, pursuant to the Merger, among other things, each outstanding share of Target Common Stock (as defined below), shall be converted into the right to receive Merger Payments (as defined below) on the terms set forth herein; and

WHEREAS, Target, the Target Shareholders, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

AGREEMENT:

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined below) and upon the terms and conditions of this Agreement, the Agreement of Merger, in substantially the form attached hereto as Exhibit A (the “Agreement of Merger”), and the applicable provisions of the California Corporations Code (“California Law”), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation and as a wholly-owned subsidiary of Acquiror. Target as the surviving corporation of the Merger is hereinafter sometimes referred to herein as the “Surviving Corporation.”

1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable, but no later than two business days, after the satisfaction or waiver of each of the conditions set forth in Article VII, or at such other time as Acquiror and Target may agree (the “Closing Date”). The Closing shall take place at the offices of DLA Piper US LLP, 1221 South MoPac, Suite 400, Austin, Texas, 78746, or at such other location as Acquiror and

Target may agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing an Agreement of Merger, together with any required certificates, with the California Secretary of State, in accordance with the applicable provisions of California Law. The Merger shall become effective at the time the Agreement of Merger is filed with the California Secretary of State (such time, the “Effective Time” and such date, the “Effective Date”), which in no event shall be later than three (3) business days following the Closing Date.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be amended and restated in their entirety to read as the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that Article I of the Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Southland Micro Systems, Inc.”

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time (with appropriate adjustment to reflect the name of the Surviving Corporation set forth in the Articles of Incorporation), shall be the bylaws of the Surviving Corporation until thereafter amended as provided by California Law, the Articles of Incorporation and such bylaws.

1.5 Directors and Officers.

(a) At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed and qualified.

(b) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed and qualified.

1.6 Effect of Merger on the Capital Stock and Target Options.

(a) Certain Definitions. For all purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquiror Ownership Change Event” shall be deemed to have occurred if any of the following occurs with respect to Acquiror: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of Acquiror of more than fifty percent (50%) of the voting stock of Acquiror; (ii) a merger or consolidation in which Acquiror is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of Acquiror; or (iv) a liquidation or dissolution of Acquiror.

(ii) “Adjusted Closing Balance Sheet” shall mean Target’s audited balance sheet as of the Closing Date which has been prepared in accordance with GAAP consistently applied and consistent with the preparation of Target’s balance sheet for the period ended December 31,

2006 attached hereto as Schedule B-1 and fairly presents the financial condition of Target as of the Closing Date.

(iii) “Aggregate Base Consideration” shall mean $17,132,260 (A) minus (x) the Expense Adjustment Amount (as defined in Section 6.7), (y) the Excess Target Debt (as defined in Section 1.6(h)(ii)) and (z) the Escrow Amount and (B) plus or minus, as the case may be, the amount by which the Estimated Closing Working Capital exceeds or is less than $302,590 and subject to adjustment pursuant to Section 1.6(e). The Aggregate Base Consideration includes those amounts payable to David M. Tremblay pursuant, but subject, to the Tremblay Merger Payment Restriction Agreement (as defined below) to be entered into at Closing between Acquiror and Mr. Tremblay.

(iv) “Aggregate Earn-Out Consideration” shall mean up to the Maximum Aggregate Earn-Out Consideration, which shall become payable as follows:

(A) With respect to the First Earn-Out Period:

(1) An amount equal to $1,750,000 multiplied by the Target Gross Profits Achievement Percentage for the First Earn-Out Period; provided, however, that (A) if either the Target Gross Margin for the First Earn-Out Period is less than 20% or the Target Gross Profits Achievement Percentage for the First Earn-Out Period is less than 80% then this component of the Aggregate Earn-Out Consideration shall be $0 and (B) in no event shall the amount payable pursuant to this component of the Aggregate Earn-Out Consideration exceed $1,750,000. The gross profit target for the First Earn-Out Period is $11.48 million. Added to this amount is:

(2) If the sum of Target Operating Income for the First Earn-Out Period plus 50% of any Target Litigation Payments received by Acquiror or the Surviving Corporation during the First Earn-Out Period equals or exceeds $2,000,000, an amount equal to $1,750,000; provided, however, that (A) if the sum of Target Operating Income for the First Earn-Out Period plus 50% of any Target Litigation Payments received by Acquiror or the Surviving Corporation during the First Earn-Out Period is less than $2,000,000 then this component of the Aggregate Earn-Out Consideration shall be $0 and (B) in no event shall the payment pursuant to this component of the Aggregate Earn-Out Consideration exceed $1,750,000.

(B) With Respect to the Second Earn-Out Period:

(1) An amount equal to $1,750,000 multiplied by the Target Gross Profits Achievement Percentage for the Second Earn-Out Period; provided, however, that (A) if the Target Gross Margin for the Second Earn-Out Period is less than 20% or the Target Gross Profits Achievement Percentage for the Second Earn-Out Period is less than 80% then this component of the Aggregate Earn-Out Consideration shall be $0 and (B) in no event shall the amount payable pursuant to this component of the Aggregate Earn-Out Consideration exceed $1,750,000. The gross profit target for the Second Earn-Out Period is $12.10 million. Added to this amount is:

(2) If the sum of Target Operating Income for the Second Earn-Out Period plus 50% of any Target Litigation Payments received by Acquiror or the Surviving Corporation during the Second Earn-Out Period equals or exceeds $2,400,000, an amount equal to $1,750,000; provided, however, that (A) if the sum of Target Operating Income for the Second Earn-Out Period plus 50% of any Target Litigation Payments received by Acquiror or the Surviving Corporation during the Second Earn-Out Period is less than $2,400,000 then this component of the Aggregate Earn-Out Consideration shall be $0 and (B) in no event shall the payment pursuant to this component of the Aggregate Earn-Out Consideration for the Second Earn-Out period exceed $1,750,000.

(v) “Acquiror Common Stock” shall mean the common stock, par value $.001 per share, of Acquiror.

(vi) “Acquiror Common Stock Price” shall mean the average closing price for Acquiror Common Stock on the Nasdaq Global Market for the 15 trading days immediately preceding the Effective Date.

(vii) “Authorization” shall mean any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Law.

(viii) “Base Payment” shall mean the quotient, rounded to the nearest cent, obtained by dividing (x) the Aggregate Base Consideration by (y) the Total Common Shares.

(ix) “Cause” shall mean, with respect to the termination of an individual’s employment with the Surviving Corporation, Acquiror or any of their affiliates, such individual’s termination because of his or her: (i) unauthorized use or disclosure of the confidential information or trade secrets of Acquiror, the Surviving Corporation or any of their affiliates, which use or disclosure causes, or could reasonably be expected to cause, material harm to Acquiror, the Surviving Corporation or any of their affiliates; (ii) conviction of, or plea of “guilty” or “no contest” to, a felony or any crime involving moral turpitude; (iii) willful misfeasance or gross misconduct in the performance of his or her duties; (iv) substance abuse that in any manner materially interferes with the performance of his or her duties; (v) chronic absence from work for reasons other than illness; (vi) violation of Acquiror’s Signature Authority Policy or (vii) failure to perform his or her assigned duties, after receiving written and reasonable notice from Acquiror, the Surviving Corporation, or the Acquiror affiliated party employing the individual and an opportunity of at least 30 days to correct any such failure and/or dispute the original notice. Any finding of Cause made by Acquiror, the Surviving Corporation or the Acquiror affiliated party employing the individual shall be made in consultation with Acquiror’s board of directors.

(x) “Change in Control of Acquiror” shall mean an Acquiror Ownership Change Event or a series of related Acquiror Ownership Change Events (collectively, a “Transaction”) wherein the stockholders of Acquiror immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of Acquiror’s voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of Acquiror or the corporation or corporations to which the assets of Acquiror were transferred (the “Transferee Corporation(s)”), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own Acquiror or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. Acquiror’s Board of Directors shall have the right to determine whether multiple sales or exchanges of the voting stock of Acquiror or multiple Acquiror Ownership Change Events are related, and its determination shall be final, binding and conclusive.

(xi) “Contract” shall mean any written or oral agreement, contract, commitment, arrangement, lease, instrument or understanding.

(xii) “Disability” shall mean a determination by Acquiror that a Target Shareholder has ceased to be able to perform the essential functions of his or her duties, with or without reasonable accommodation, as an employee of the Surviving Corporation, Acquiror or affiliate of Acquiror with whom the Target Shareholder is employed for a period of not less than 90 consecutive days, due to a mental or physical illness or incapacity.

(xiii) “Earn-Out Eligible Target Shareholders” shall mean, with respect to an Earn-Out Payment for a given Earn-Out Period, those Target Shareholders who are employed by the Surviving Corporation, Acquiror or an affiliate of Acquiror as of the applicable Distribution Date for such Earn-Out Payment; provided, however, that any Target Shareholder who is not employed by Acquiror, the Surviving Corporation or an affiliate of Acquiror as of the applicable Distribution Date because such Target Shareholder’s employment was terminated on or prior to such Distribution Date (i) without Cause, (ii) upon such Target Shareholder’s death or Disability or (iii) upon such Target Shareholder’s resignation, or other termination without Cause, following a Change in Control of Acquiror shall be considered an Earn-Out Eligible Target Shareholder for the purposes of such Earn-Out Payment. Accordingly, absent a Change in Control of Acquiror, any Target Shareholder who (i) has voluntarily terminated his or her employment and is no longer employed by the Surviving Corporation, Acquiror or an affiliate of Acquiror on the Distribution Date for an Earn-Out Payment or (ii) has been terminated by the Surviving Corporation, Acquiror or an affiliate of Acquiror for Cause on or prior to a Distribution Date for an Earn-Out Payment shall not be an Earn-Out Eligible Target Shareholder with respect to such Earn-Out Payment. In the case of a Target Shareholder who is an entity, the requirement that such Target Shareholder be employed by the Surviving Corporation, Acquiror or an affiliate of Acquiror shall apply to the Target Shareholder’s trustee or largest individual equity or interest holder, as the case may be, immediately prior to the Effective Time. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, David M. Tremblay’s eligibility for each Earn-Out Payment shall be subject to Section 1.11(a) hereof and the terms of the Tremblay Merger Payment Restriction Agreement (as defined in Section 1.11(a)).

(xiv) “Earn-Out Payment” shall mean, with respect to a given Earn-Out Period, the quotient, rounded to the nearest cent, obtained by dividing (x) the Aggregate Earn-Out Consideration for such Earn-Out Period by (y) the Total Common Shares.

(xv) “Earn-Out Period” shall mean each of the First Earn-Out Period and the Second Earn-Out Period.

(xvi) “Escrow Amount” shall mean $5,000,000.

(xvii) “Escrow Payment” shall mean the quotient, rounded down to the nearest cent, obtained by dividing (x) the portion of the Escrow Amount that remains available for distribution after satisfaction of all obligations (including any pending Claims) pursuant to Section 1.6 and Article IX hereof by (y) the Total Common Shares.

(xviii) “Estimated Closing Balance Sheet” shall mean Target’s balance sheet as of the Closing Date, which has been prepared in accordance with GAAP consistently applied and consistent with the preparation of Target’s balance sheet for the period ended December 31, 2006 attached hereto as Schedule B-1, and maintained throughout the periods indicated and fairly presents the financial condition of Target as of the Closing Date.

(xix) “Estimated Closing Working Capital” shall mean the Working Capital (as defined on, and calculated in accordance with Exhibit B) of Target as of the Closing Date, as derived from the Estimated Closing Balance Sheet and the provisions of Section 1.6(d).

(xx) “First Earn-Out Period” shall mean the period commencing on the first day of the first calendar month following the month in which the Effective Date occurs and ending on the first anniversary of such commencement date. For instance, if the Effective Date is August 31, 2007, the First Earn-Out Period would commence on September 1, 2007 and end on August 31, 2008.

(xxi) “GAAP” shall mean United States generally accepted accounting principles.

(xxii) “Governmental Entity” shall mean any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or foreign, international, multinational or other government, including any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

(xxiii) “Law” shall mean any statute, law, ordinance, code, executive order, injunction, judgment, decree, permit, license, rule or regulation of any Governmental Entity together with the common law.

(xxiv) “Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, hypothecation encumbrance, adverse claim or restriction of any kind or character, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, whether voluntarily incurred or arising by operation of law.

(xxv) “Maximum Aggregate Earn-Out Consideration” shall mean $7,000,000.

(xxvi) “Merger Payments” shall mean the Base Payment, any Escrow Payment and any Earn-Out Payments to be paid by Acquiror hereunder.

(xxvii) “Order” shall mean any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

(xxviii) “Organizational Documents” shall mean, with respect to any entity, the certificate of incorporation, the articles of incorporation, bylaws, articles of organization, certificate of limited partnership, certificate of formation, partnership agreement, limited liability company agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity and with respect to a trust, the trust agreement (in each case, as amended and in effect as of the Closing Date).

(xxix) “Second Earn-Out Period” shall mean the period commencing on the day immediately following the last day of the First Earn-Out Period and ending on the first anniversary of such commencement date.

(xxx) “Target Capitalization Spreadsheet” shall mean the spreadsheet attached hereto as Exhibit C setting forth Target’s capitalization, the allocation of the Merger Payments amongst the Target Shareholders, the Target Shareholders’ wiring instructions and other information required hereunder.

(xxxi) “Target Common Stock” shall mean shares of common stock of Target, no par value per share.

(xxxii) “Target Cost of Revenues” shall mean that portion of Acquiror’s consolidated cost of revenues for the applicable Target Earn-Out Period attributable to Target Products.

(xxxiii) “Target Earn-Out Legal Proceeding” shall mean any legal proceeding related to Target’s operations, assets or business (excluding any legal proceedings related to any claim pursuant to this Agreement), including but not limited to the DRAM antitrust litigation class action litigation, Target’s and certain of Target Shareholders’ litigation with Rosetel, Nguyen Luong and Janice Luong, as well as other litigation.

(xxxiv) “Target Gross Margin” shall mean a percentage equal to the quotient of (a) (i) Target Revenues minus (ii) Target Cost of Revenues, divided by (b) Target Revenues.

(xxxv) “Target Gross Profits” shall mean Target Revenues for the applicable Target Earn-Out Period minus Target Cost of Revenues for the applicable Target Earn-Out Period.

(xxxvi) “Target Gross Profits Achievement Percentage for the First Earn-Out Period” shall mean a percentage equal to the quotient obtained by dividing (i) the Target Gross Profits for the First Earn-Out Period by (ii) $11.48 million.

(xxxvii) “Target Gross Profits Achievement Percentage for the Second Earn-Out Period” shall mean a percentage equal to the quotient obtained by dividing (i) the Target Gross Profits for the Second Earn-Out Period by (ii) $12.10 million.

(xxxviii) “Target Incentive Plan” shall mean the Target’s 2001 Stock Option and Incentive Plan, as amended and in effect immediately prior to the Effective Time.

(xxxix) “Target Litigation Payments” shall mean any cash amounts received by the Surviving Corporation or Acquiror (including any cash amounts paid to Acquiror or its designee by any Target Shareholder in accordance with Section 6.12 hereof) pursuant to the settlement or resolution of any Target Earn-Out Legal Proceeding, minus (A) all taxes or court fees payable by the Surviving Corporation or Acquiror in connection with such amounts, and (B) Acquiror’s and the Surviving Corporation’s expenses and fees, including attorney fees, incurred in connection with the review of such Target Earn-Out Legal Proceeding and any related documentation.

(xl) “Target Operating Income” shall mean Target Gross Profits for the applicable Target Earn-Out Period minus total operating expense, which total operating expense shall be determined in a manner consistent with Acquiror’s accounting policies and methodologies and shall include, among other things, expenses for research and development; selling expenses, general and administrative expenses; allocations of corporate expenses; compensation expenses and any other expenses deducted from gross margin in determining operating income as required under GAAP and provided that any payment pursuant to Acquiror’s 2007 Bonus Incentive Plan (and any successor plan or plans thereto or other bonus payments) to which an Earn-Out Eligible Target Shareholder is otherwise entitled, but has elected to forego and which is not paid, shall not constitute an expense included in the determination of total operating expense.

(xli) “Target Option” shall mean each option or right to purchase Target Common Stock then outstanding under the Target Incentive Plan.

(xlii) “Target Products” shall mean (i) Target’s products offered for sale prior to the date hereof listed as Existing Products on the Schedule of Products attached as Exhibit D hereto (“Existing Products”), (ii) Target’s products in development listed as planned products on such Schedule of Products (“Planned Products”), and (iii) the portion of any products developed by Acquiror or the Surviving Corporation after the Effective Time using Target’s proprietary processes (such portion, “New Products”) but, in each case, shall exclude any associated services. The Schedule of Products shall specify the Product Category applicable to each Existing Product or Planned Product. Acquiror shall determine the Product Category applicable to any New Product.

(xliii) “Target Revenues” shall mean that portion of Acquiror’s consolidated revenues for the applicable Target Earn-Out Period attributable to Target Products.

(xliv) “Target Shareholder” shall mean each holder of record of any Target Common Stock immediately prior to the Effective Time.

(xlv) “Total Common Shares” shall mean the aggregate number of shares of Target Common Stock issued and outstanding immediately prior to the Effective Time.

(b) Effect on Target Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the Target Shareholders, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares or any shares of Target Common Stock to be cancelled pursuant to Section 1.6(i) hereof) shall be cancelled and extinguished and converted into the right to receive:

(i) the Base Payment;

(ii) any Escrow Payment; and

(iii) any Earn-Out Payments.

(subject, in each case, to the terms hereof, including Article IX hereof, and contingent upon surrender of the certificate representing such share of Target Common Stock in the manner set forth in Section 1.8 hereof).

(c) Effect on Target Options. At the Effective Time, all unexercised Target Options, whether vested or unvested, shall be terminated and cancelled in accordance with Section 7.2(h) hereof and such Target Options shall not be assumed by Acquiror or the Surviving Corporation.

(d) Estimated Closing Balance Sheet.

(i) Target shall deliver to Acquiror an Estimated Closing Balance Sheet and a calculation of the Estimated Closing Working Capital based thereon certified by Target’s Chief Executive Officer and Chief Financial Officer three (3) days prior to the Closing Date and Target shall not incur any liabilities or make any payments, transfer, dispose of, or sell any assets (including inventory) that are not reflected in the Estimated Closing Balance Sheet, except in the ordinary course of business, consistent with past practice.

(ii) Acquiror may object to Target’s calculation of the Estimated Closing Working Capital, in which case Target and Acquiror shall negotiate in good faith to determine the Estimated Closing Working Capital prior to Closing. If Target and Acquiror can not agree on the Estimated Closing Working Capital prior to Closing, the Estimated Closing Working Capital shall be deemed to be equal to an average of Target’s and Acquiror’s respective good faith determinations thereof.

(e) Working Capital Adjustment.

(i) Within 60 days following the Closing Date, Acquiror shall deliver to the Shareholder Representative notice (the “Calculation Notice”) containing the Adjusted Closing Balance Sheet, a calculation of the Adjusted Working Capital of Target as of the Closing Date

derived therefrom (the “Actual Closing Working Capital”), and any amount by which the Actual Closing Working Capital is less than or greater than the Estimated Closing Working Capital.

(ii) If, and to the extent that the Actual Closing Working Capital is less than the Estimated Closing Working Capital, the Aggregate Base Consideration shall be reduced on a dollar for dollar basis to such extent to account therefor and if, and to the extent that the Actual Closing Working Capital is greater than the Estimated Closing Working Capital, the Aggregate Base Consideration shall be increased on a dollar for dollar basis to such extent to account therefor; provided, however, that no increase or decrease to the Aggregate Base Consideration shall be made with respect to any differences between the Adjusted Working Capital and Estimated Closing Working Capital attributable to an accounting reclassification (in either case, a “Working Capital Adjustment”).

(iii) In the event a Working Capital Adjustment reduces the Aggregate Base Consideration, Target Shareholders shall pay to Acquiror an amount equal to such Working Capital Adjustment by wire transfer within three business days after the date on which the Working Capital Adjustment is finally determined in accordance with this Section 1.6(e); provided, however, that Acquiror shall have the option, in its sole discretion, of recouping from the Escrow Amount all or any part of the amount owed by the Target Shareholders pursuant to such Working Capital Adjustment. In the event a Working Capital Adjustment increases the Aggregate Base Consideration, Acquiror shall pay to each Target Shareholder an amount per each share of Target Common Stock held by such Target Shareholder (as reflected on the Target Capitalization Spreadsheet) immediately prior to the Effective Time equal to the quotient, rounded down to the nearest cent, obtained by dividing (x) the amount of such Working Capital Adjustment by (y) the Total Common Shares. Such amounts shall be paid by wire transfer pursuant to the respective Target Shareholder wire instructions set forth on the Target Capitalization Spreadsheet within three business days following the final determination of such Working Capital Adjustment in accordance with this Section 1.6(e).

(iv) If the Shareholder Representative disagrees with Acquiror’s Working Capital Adjustment calculation detailed in the Calculation Notice, the Shareholder Representative may, within 30 days after delivery of the Calculation Notice, deliver a notice to Acquiror disagreeing with such calculation and setting forth the Shareholder Representative’s calculation (a “Notice of Disagreement”). The Notice of Disagreement shall specify in reasonable detail those items or amounts as to which the Shareholder Representative disagrees, the reasons for such disagreement and the Working Capital Adjustment as calculated by the Shareholder Representative. If the Shareholder Representative fails to deliver a Notice of Disagreement by the expiration of such 30-day period, the Shareholder Representative shall be deemed to have irrevocably agreed to Acquiror’s calculation of the Working Capital Adjustment on behalf of the Shareholders.

(v) If the Shareholder Representative delivers a Notice of Disagreement in accordance with Section 1.6(e)(iv), Acquiror and the Shareholder Representative shall, during the 30 days following such delivery, use diligent good faith efforts to reach a written agreement on the disputed items or amounts in order to determine the Working Capital Adjustment. If they are unable to resolve the dispute during such 30 day period, then the dispute shall be submitted to an independent, nationally recognized United States accounting firm (which need not be one of the “big four” accounting firms, but shall not be Ernst & Young LLP or Acquiror’s then-current independent auditor) selected in writing by Acquiror, and reasonably acceptable Shareholder Representative, which firm shall select one of its partners (the “Working Capital Adjustment Arbitrator”) to promptly review this Agreement, the Adjusted Closing Balance Sheet in accordance with Section 1.6(e)(i) and the disputed items or amounts for the purpose of making the Working Capital Adjustment calculation, which amount shall be within the bounds of the amounts asserted by Acquiror in the Calculation Notice and by the Shareholder Representative in the Notice of Disagreement (for the purpose of clarity, the Working Capital Adjustment

Arbitrator shall not be bound when determining the Working Capital Adjustment calculation by any Closing determination of Estimated Closing Working Capital pursuant to Section 1.6(d)(ii)). Acquiror and Shareholder Representative shall enter into any engagement letter reasonably required by the Working Capital Adjustment Arbitrator to perform his or her services hereunder. A judgment of the determination made by the Working Capital Adjustment Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover. The Working Capital Adjustment Arbitrator shall deliver to the Shareholder Representative and Acquiror, as promptly as practicable, a written report setting forth such calculation and the Adjusted Closing Balance Sheet and Working Capital Adjustment shall be revised accordingly. Such report shall be final and binding upon the parties hereto. The cost of such review and report shall be shared by the Target Shareholders (by appropriate withdrawal from the Escrow Amount) and Acquiror on a pro rata basis based on (i) the difference between the Working Capital Adjustment determined by the Working Capital Adjustment Arbitrator and the applicable party’s calculation of the Working Capital Adjustment as reflected in the Calculation Notice or the Notice of Disagreement, as applicable, (ii) divided by the difference between the calculation of the Working Capital Adjustment as reflected in the Calculation Notice and the Notice of Disagreement.

(vi) Solely for purposes of determining the Working Capital Adjustment and only after executing an appropriate Nondisclosure Agreement (in the form provided by Acquiror), the Shareholder Representative (including by a representative of the Shareholder Representative reasonably acceptable to Acquiror) may examine the invoices and other underlying documents supporting any line items of the Adjusted Closing Balance Sheet; provided, however, that such examination shall not include any working papers of Acquiror’s auditors or legal counsel, shall be restricted to the scope specified above and solely for the purpose of confirming that the Calculation Notice fairly represents the Working Capital Adjustment and shall be performed during the Surviving Corporation’s normal business hours at the Surviving Corporation’s or Acquiror’s facilities. Acquiror and the Surviving Corporation shall make available to the Working Capital Adjustment Arbitrator during the Surviving Corporation’s normal business hours and at the Surviving Corporation’s or Acquiror’s facilities and on terms that are mutually agreed upon by Acquiror and the Working Capital Adjustment Arbitrator, solely for purposes of determining the Working Capital Adjustment, underlying documents supporting any line items of the Adjusted Closing Balance Sheet.

(f) Earn-Out.

(i) Earn-Out Measurement. All determinations of Target Revenues, Target Gross Margin, Target Operating Income and Target Gross Profit (collectively, “Target Performance Metrics”) shall be determined by Acquiror using its books and records in accordance with GAAP applied in the same manner, and using the same accounting policies and methodologies, as such principles are applied in the preparation of the financial statements of Acquiror in its quarterly and annual reports on Forms 10-Q and 10-K, as filed by Acquiror with the United States Securities and Exchange Commission (“SEC”) with respect to the applicable Target Earn-Out Period, with adjustment to determine the Target Gross Margin, Target Operating Income and Target Gross Profit for such Target Earn-Out Period in a manner consistent with Acquiror’s accounting policies and methodologies. Notwithstanding the foregoing, in the event of adjustments to financial statements included in any periodic or current report filed by Acquiror pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date hereof through the filing of Acquiror’s Quarterly Report on Form 10-Q for the fiscal quarter in which the applicable Target Earn-Out Period ends, whether such adjustments are due to restatement, changes in accounting principles required under GAAP or pursuant to SEC comment or disclosure or accounting requirement or regulation, or otherwise that result in adjustments to the Target Performance Metrics for any period ending on or prior to end of such Target Earn-Out Period, the Target Performance Metrics derived from such revised and adjusted financial statements shall control in determining Target Performance Metrics for the applicable Target Earn-Out

Period. Subject to the foregoing, the Target Performance Metrics shall reflect and be net of (without duplication) all (i) returns of Target Products and authorizations of returns of the Target Products whether or not physically received back from customer; (ii) warranty claims; (iii) product liability claims; (iv) uncollectible accounts and (v) other adjustments that are required under GAAP, including adjustments prescribed or advisable pursuant to SEC comment, disclosure or accounting requirements, pronouncements or regulations. Target Performance Metrics shall eliminate inter-company transactions among Acquiror and its subsidiaries such that Target Performance Metrics shall be based only on transactions between Acquiror (as a consolidated entity) and any third party. Whenever Target Products are sold in combination with other products of Acquiror, the amount attributable to the Target Performance Metrics shall be allocated by Acquiror in its reasonable discretion in a fair and equitable manner consistent with Acquiror’s standard adopted practices.

(ii) Reporting. No later than the 30th day following the original due date (or the actual filing of such Quarterly Report in the event the filing is delayed as a result of a matter attributable to the operation of the Target or the preparation and finalization of Acquiror’s consolidated financial statements included in such Quarterly Report) of Acquiror’s Quarterly Report on Form 10-Q for the fiscal quarter in which the applicable Earn-Out Period ends, Acquiror shall prepare and deliver to the Shareholder Representative the calculations of Target Revenues, Target Gross Margin, Target Gross Profit and the resulting Aggregate Earn-Out Consideration and Earn-Out Payment for such Earn-Out Period (the “Acquiror Report”). After receipt of such calculations from Acquiror, the Shareholder Representative shall have the right, at the Shareholder Representative’s expense and upon not less than 10 days prior notice to Acquiror, to (a) meet with Acquiror to discuss Acquiror’s calculations, and (b) have reasonable access during normal business hours to inspect the records, working papers, schedules and other documentation used or prepared by Acquiror in connection with the preparation of such calculations, in any such case solely for the purpose of verifying such calculations. Unless the Shareholder Representative gives notice of its disagreement (a “Dispute Notice”) with Acquiror’s calculations of such Target Revenues, Target Gross Margin, Target Operating Income and Target Gross Profit and the resulting Aggregate Earn-Out Consideration or Earn-Out Payment, as applicable, detailing the amount, nature and detailed basis of such dispute within 20 days after the delivery of the Acquiror Report, Acquiror’s calculations shall be final, conclusive and binding for all purposes.

(iii) Dispute Resolution. Upon delivery of the Dispute Notice, Acquiror and the Shareholder Representative shall first use diligent good faith efforts to resolve such dispute. If they are unable to resolve the dispute within 30 days after delivery of the Dispute Notice, then the dispute shall be submitted to an independent, nationally recognized United States accounting firm (which need not be one of the “big four” accounting firms, but shall not be Ernst & Young LLP or Acquiror’s then-current independent auditor) selected in writing by Acquiror, which firm shall select one of its partners (the “Earn-Out Arbitrator”) to determine matters in dispute. Acquiror and the Shareholder Representative shall instruct the Earn-Out Arbitrator to make a decision as promptly as practicable but in no event later than 30 days after acceptance of such appointment. Acquiror and the Shareholder Representative shall enter into any engagement letter reasonably required by the Earn-Out Arbitrator to perform the Earn-Out Arbitrator’s services hereunder. A determination by the Earn-Out Arbitrator as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon the parties. A judgment of the determination made by the Earn-Out Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover. The Shareholder Representative and Acquiror shall each bear their own fees and expenses in connection with any such dispute. Notwithstanding the foregoing, if the Aggregate Earn-Out Consideration for the applicable Earn-Out Period determined pursuant to Acquiror’s calculations shall be less than 95% of the Aggregate Earn-Out Consideration finally determined by the Earn-Out Arbitrator, the fees and expenses of the Earn-Out Arbitrator shall be paid by Acquiror.

(iv) Form of Earn-Out Payment.

(A) With respect to each Earn-Out Period, each Earn-Out Payment shall be made by cash payment, unless the Shareholder Representative elects, on behalf of the Earn-Out Eligible Target Shareholders (which election shall apply and bind all Target Eligible Shareholders), for all or any portion of the Earn-Out Payment to be paid in the form of Acquiror Common Stock and the Shareholder Representative provides written notice of such election to Acquiror at least 15 business days prior to the applicable Distribution Date. Such written notice shall set forth the percentage of the Earn-Out Payment to be paid in cash and the percentage of Earn-Out Payment to be paid in Acquiror Common Stock and shall be signed by the Shareholder Representative. The number of shares of Acquior Common Stock to be issued pursuant to such election shall be determined in accordance with the provisions of Section 1.6(f)(iv)(B) below. For the avoidance of doubt, the Shareholder Representative may elect, on behalf of the Earn-Out Eligible Target Shareholders and subject to the notice requirements and share calculations set forth herein, to require Acquiror to make an Earn-Out Payment in all cash, all Acquiror Common Stock or any combination of cash and Acquiror Common Stock.

(B) Upon such election with respect to an Earn-Out Payment, the number of shares of Acquiror Common Stock to be issued to each Earn-Out Eligible Target Shareholder shall be determined by dividing (a) the dollar amount of the Earn-Out Payment to be paid in Acquiror Common Stock to such Earn-Out Eligible Target Shareholder by (b) the Acquiror Common Stock Price. For the purposes of such calculation, all fractional shares of Acquiror Common Stock that an Earn-Out Eligible Target Shareholder would otherwise be entitled to receive shall be aggregated and if a fractional share results from such aggregation, the number of shares otherwise issuable shall be rounded to the nearest whole share, with one half share or more being rounded up.

(C) The shares of Acquiror Common Stock to be issued pursuant to any Earn-Out Payment shall not have been registered and shall be characterized as “restricted securities” under the federal securities laws, and under such laws such shares may be resold without registration under the Securities Act of 1933, as amended (the “Securities Act”), only in certain limited circumstances. Each certificate evidencing shares of Acquiror Common Stock to be issued pursuant to any Earn-Out Payment shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

as well as any other legends required by state securities laws.

(v) Earn-Out Distributions.

(A) If the Aggregate Earn-Out Consideration for an Earn-Out Period is greater than $0, then Acquiror shall send the Earn-Out Payment for such Earn-Out Period to the Earn-Out Eligible Target Shareholders (subject to the terms hereof, including Article IX hereof) within 30 business days following the occurrence of both: (A) the original due date from the filing of Acquiror’s Quarterly Report on Form 10-Q for the fiscal quarter in which the applicable Earn-Out Period ends (or the actual filing of such Quarterly Report in the event the filing is delayed as a result of a matter attributable to the operation of the Target or the preparation and finalization of Acquiror’s consolidated financial statements included in such Quarterly Report) and (B) the earlier of (i) the expiration of the time period during which the Shareholder Representative may deliver the Dispute Notice pursuant to Section 1.6(f)(ii) without the delivery of any such Dispute Notice, (ii) the written and unconditional waiver by the Shareholder Representative of the time period during which the Shareholder Representative may deliver the Dispute Notice pursuant to Section 1.6(f)(ii) or (iii) the resolution of all disputes pursuant to Section 1.6(f)(iii). The date 30 business days following the occurrence of both the events in described in clause (A) and (B) of the preceding sentence of this Section 1.6(f)(v) is referred to herein as the “Required Earn-Out Payment Date”. The date on which all Earn-Out Payments have been sent to the Earn-Out Eligible Target Shareholders in connection with the First Earn-Out Period is referred to herein as the “First Distribution Date” and the date on which all Earn-Out Payments have been sent to the Target Shareholders in connection the Second Earn-Out Period is referred to herein as the “Second Distribution Date” and together with the First Distribution Date, each a “Distribution Date”.

(B) The total Earn-Out Payments shall be reduced by any amounts not paid to individual Target Shareholders because such Target Shareholders are not Earn-Out Eligible Target Shareholders on the Distribution Date. The Earn-Out Payments shall be delivered to the Earn-Out Eligible Target Shareholders in accordance with the terms of Section 1.8(b).

(C) In the event Acquiror has not sent an Earn-Out Payment to a Target Shareholder by the Required Earn-Out Payment Date for such Earn-Out Payment and such payment is not in dispute between the parties, the non-competition and non-solicitation provisions of Section 1 of the Non-Competition and Confidentiality Agreement between such Target Shareholder and Acquiror entered into pursuant to Section 7.2(g)(x) hereof shall, without further act or deed, be suspended, effective as of the applicable Required Earn-Out Payment Date, until the date such Earn-Out Payment is sent by Acquiror to such Target Shareholder (as of which date, the non-competition and non-solicitation provisions of Section 1 of such Non-Competition and Confidentiality Agreement shall resume effectiveness) and provided that all other provisions of such Non-Competition and Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof.

(vi) Earn-Out Standard. Acquiror shall act in good faith and not take any action which has as its purpose to materially and adversely prevent, delay, reduce or otherwise hinder payment of the Earn-Out Payments. Acquiror shall be free to operate the business in the manner Acquiror deems to be in the interest of Acquiror and Acquiror’s stockholders. Target, the Target Shareholders and the Shareholder Representative acknowledges that this provision is the sole standard by which Acquiror’s actions shall be judged with respect to the Earn-Out Payments.

(vii) Earn-Out Payment Rights Not Transferable. No Target Shareholder may sell, exchange, transfer or otherwise dispose of his, her or its right to receive the Earn-Out Payment and any transfer in violation of this provision shall be null and void and shall not be recognized by Acquiror, Merger Sub, Target or the Surviving Corporation.

(viii) Imputed Interest. In the event any Earn-Out Payment is required to be made to the Earn-Out Eligible Target Shareholders pursuant to the terms and provisions hereof, Acquiror shall determine and report to the appropriate tax authorities the amount of interest allocable to such payment (as provided by Section 483 of the Code and related Section 1.483-4 of the Treasury Regulations promulgated thereunder), if any, with such interest amount being referred to herein as the “Imputed Interest Amount.” The parties acknowledge and agree that no separate cash payment will be made by Acquiror with respect to an Imputed Interest Amount and, as a consequence, a portion of any Earn-Out Payment (the “Interest Payment”) would be treated as being paid to the Earn-Out Eligible

Target Shareholders in satisfaction of the Imputed Interest Amount. Acquiror shall have no liability whatsoever with respect to any tax obligations with respect to any Imputed Interest Amount.

(ix) Earn-Out Payments Upon Target Sale. Notwithstanding anything to the contrary contained in this Agreement, in the event Acquiror ceases to have a direct or indirect controlling interest in the equity securities of the Surviving Corporation or sells or transfers all or substantially all of the assets of the Surviving Corporation to a third party in which Acquiror does not have a direct or indirect controlling interest in the equity securities of such third party (each, a “Target Sale”) prior to the expiration of the First Earn-Out Period, then, and in such event, the maximum Aggregate Earn-Out Consideration for the First Earn-Out Period ($3,500,000) shall be deemed earned and shall be paid by Acquiror to the Earn-Out Eligible Target Shareholders within five (5) business days following the closing of such Target Sale. If a Target Sale occurs after the expiration of the First Earn-Out Period but prior to expiration of the Second Earn-Out Period, then, and in such event, the maximum Aggregate Earn-Out Consideration for the Second Earn-Out Period ($3,500,000) shall be deemed earned and shall be paid by Acquiror to the Earn-Out Eligible Target Shareholders within five (5) business days following the closing of such Target Sale. For the purposes of determining the Earn-Out Eligible Target Shareholders for any Earn-Out Payment deemed earned upon a Target Sale, the closing of the Target Sale shall be deemed the applicable Distribution Date.

(g) Withholding Taxes. Acquiror shall be entitled to withhold from any payments otherwise called for hereunder, any amount required by law to be withheld with respect to any state, federal and foreign taxes in connection with the transactions contemplated hereby.

(h) Satisfaction of Target Debt.

(i) Promissory Notes. In satisfaction of all obligations of Target under those promissory notes of Target set forth on Schedule 1.6(h) hereto (the “Promissory Notes”), Acquiror shall pay to the respective holders of the Promissory Notes the respective amounts set forth on Schedule 1.6(h), which amounts represent the outstanding principal amounts, plus all accrued and unpaid interest thereon and associated penalties, if any, of the Promissory Notes. Acquiror’s payments of the Promissory Notes are referred to herein as the “Target Promissory Note Payments.”

(ii) Line of Credit. In satisfaction of all obligations of Target under that certain Fourth Amended and Restated Accounts Receivable and Inventory Loan Agreement by and between Target and City National Bank, as amended and including all instruments issued thereunder (the “Line of Credit”), Acquiror shall pay to City National Bank at Closing the amount (not to exceed $4,336,493, the outstanding balance as of August 20, 2007, plus any additional indebtedness incurred pursuant to the Line of Credit between the date hereof and Closing in the ordinary course of business, consistent with past practice) necessary to repay and satisfy all of the obligations of Target under the Line of Credit, subject to the termination of the Line of Credit upon receipt of such payment and the release of all security interests or Liens (as defined below) in the Target’s assets arising thereunder. Acquiror’s payment of the Line of Credit is referred to herein as the “Target Line of Credit Payment” and together with the Target Promissory Note Payments as the “Target Debt Payments.” The amount, if any, by which the Target Debt Payments exceeds $5.3 million as reflected on Target’s balance sheet at and as of December 31, 2006 shall be referred to herein as the “Excess Target Debt”.

(i) Cancellation of Treasury Stock and Acquiror-Owned Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the Target Shareholders, each share of Target Common Stock, if any, owned by Acquiror or Target, or any subsidiary of Acquiror or Target, immediately prior to the Effective Time, shall be automatically cancelled and extinguished without any conversion thereof and no consideration shall be delivered in exchange therefor.

(j) Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the Target Shareholders, each share of Common Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.7 Dissenting Shares. “Dissenting Shares” shall mean any shares of Target Common Stock in respect of which appraisal rights have not effectively been waived, withdrawn or lost in accordance with California Law. Notwithstanding anything contained herein to the contrary other than the following provisions of this Section 1.7, any Dissenting Shares shall not be converted into the right to receive the Merger Payments but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to California Law. Target shall give Acquiror prompt notice of any written objections or demands for payment of the fair value of shares, withdrawals of such objections or demands, and any other instruments served pursuant to California Law and received by Target. Acquiror shall be entitled to direct and participate in all negotiations and proceedings with respect to objections or demands for appraisal. Target agrees that, except with the written consent of Acquiror, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand. Each holder of Dissenting Shares who, pursuant to the provisions of California Law, becomes entitled to payment of the fair value for shares of Target Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions or as otherwise agreed by Acquiror) from the Surviving Corporation. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then such shares shall be converted into the right to receive the Merger Payments in respect of such shares had such shares never been Dissenting Shares (but subject to all the terms hereof).

1.8 Surrender of Certificates; Delivery of Merger Payments.

(a) Exchange Procedures. At the Closing, Target shall deliver to Acquiror the stock certificates representing all outstanding shares of Target Common Stock (the “Certificates”) and signed transmittal documents from each Target Shareholder in such form as Acquiror shall reasonable request (the “Transmittal Documents”). Each such Certificate shall be cancelled and Acquiror shall send each Target Shareholder the applicable Base Payment by wire on the sixteenth day (or the next business day following the sixteenth day, if such sixteenth day is not a business day) following the Closing.

(b) Delivery of Merger Payments. All Merger Payments made in cash shall be sent by Acquiror via wire, pursuant to the wire instructions set forth for such Target Shareholder on the Target Capitalization Spreadsheet. All Earn-Out Payments made in Acquiror Common Stock shall be sent by Acquiror or Acquiror’s transfer agent or other designee via personal delivery, overnight courier or United States Mail to the Target Shareholder at the address set forth for such Target Shareholder on the Target Capitalization Spreadsheet (or, at Acquiror’s discretion, such other address as such Target Shareholder has given Acquiror in writing). Acquiror shall not be responsible for any loss of any Merger Payment in transit. Any Target Shareholder holding Dissenting Shares that lose their status as such following the Effective Time and become converted into the right to receive the Merger Payments shall be sent the Base Payment within 30 days following such Target Shareholder’s delivery of the applicable Certificate and Transmittal Documents.

(c) Unclaimed Payments. Any Merger Payments with respect to Target Common Stock not properly delivered to a Target Shareholder pursuant to Section 1.8 through no fault of Acquiror or its agents prior to the third anniversary of the Effective Date or, in the event that Earn-Out Payments are made pursuant to the Second Earn-Out Period, with respect to such Earn-Out Payments only, two years after the Second Distribution Date, shall be forfeited by such Target Shareholder and such Merger Payments may be retained by Acquiror (to the extent permitted by applicable law). Neither Acquiror nor the Surviving Corporation shall be liable to any Target Shareholder or other person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.9 No Further Transfers. There shall be no further registration on the records of the Surviving Corporation of transfers of shares of Target Common Stock on or after the Effective Date.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Acquiror shall only be obligated to deliver the Merger Payments with respect to the Target Common Stock represented by such lost, stolen or destroyed Certificate upon delivery of (a) an affidavit by such Target Shareholder regarding such lost, stolen or destroyed Certificate and (b) an agreement by such Target Shareholder to indemnify Acquiror and the Surviving Corporation with respect to any claim that may be made against Acquiror, the Surviving Corporation or any of their agents with respect to the Certificate alleged to have been lost, stolen or destroyed.

1.11 Tremblay Merger Payment Restriction Agreement; Reduction in Meehan Merger Payments.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any Merger Payments, other than Escrow Payments, payable to David M. Tremblay shall, pursuant to the Restriction Agreement attached hereto as Exhibit E to be entered into by David M. Tremblay and Acquiror as a condition to the Closing (the “Tremblay Merger Payment Restriction Agreement”), be withheld by Acquiror and paid to Mr. Tremblay in accordance with a schedule similar with respect to the timing and percentages subject to periodic release and risk of forfeiture in the event of the termination of Mr. Tremblay’s service with Acquiror to the vesting schedule for Mr. Tremblay’s shares of Target Common Stock under that certain Restricted Stock Purchase Agreement between Mr. Tremblay and Target dated September 6, 2006, except that such schedule for the release of the Merger Payments to Mr. Tremblay shall not provide for any acceleration in connection with the Merger or other actions contemplated by this Agreement and shall provide for four months of accelerated vesting of the release of the Merger Payments upon the termination of Mr. Tremblay’s employment with Acquiror (i) without Cause (as defined therein), (ii) upon his death or Disability or (iii) upon his resignation following a Change in Control of Acquiror. The release of any Escrow Payments to Mr. Tremblay shall be governed by the terms of the Tremblay Merger Restriction Agreement and the Escrow Agreement.

(b) Notwithstanding any other provisions of this Agreement to the contrary, the amount of Merger Payments payable to John R. Meehan shall be reduced by $80,000 and such reduction shall be deemed contributed to the amount of cash set aside and reserved by Acquiror as part of the Bonus Pool (as defined below) and shall be paid to Mr. Terpening as set forth in the Bonus Schedule (as defined below). Such reduction in John R. Meehan’s Merger Payments and corresponding payment to Mr. Terpening pursuant to the Bonus Schedule shall be subject to, and conditioned upon, the prior termination of that certain Stock Option Agreement between Mr. Terpening and John R. Meehan dated March 15, 1999 (the “Terpening Option Agreement”).

1.12 Employee Bonus; Allocation. In addition to the Merger Payments, for the benefit of Target, Acquiror shall set aside and reserve a cash amount equal to $867,740 (the “Bonus Pool”) to distribute to those employees of Target listed on Schedule 1.12 for recognition of past service with Target (the “Target Employees”). Each of Schedule 1.12 and a schedule under which each of the Target Employees shall be paid from the Bonus Pool (the “Bonus Schedule”), with the applicable agreed upon bonus amounts set forth opposite such employee’s name on such Bonus Schedule under the heading “Bonus Aggregate Payment,” shall be mutually determined by Acquiror and Target prior to the Closing. The Bonus Pool shall be paid within five days following the closing to the Target Employees listed on

Schedule 1.12. Acquiror shall withhold (or cause the Surviving Corporation to withhold) from any amount of the Bonus Pool paid to a Target Employee the applicable income, unemployment, FICA, social security and other Taxes.

1.13 Tax Consequences. Each party has consulted with its own tax advisors with respect to the tax consequences of the Merger.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of the Surviving Corporation and Acquiror are fully authorized (in the name of Target, Target Shareholders, Merger Sub or otherwise) to take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct as of the date hereof and as of the Closing Date, except as set forth in the Target Disclosure Schedule attached hereto dated as of the date hereof and as updated as of the Closing Date (the “Target Disclosure Schedule”). The Target Disclosure Schedule is arranged in paragraphs corresponding to the numbered sections (or subsections) contained in this Agreement, and the disclosure in any paragraph shall qualify only the corresponding section (or subsection) in this Agreement and any other section (or subsection) of this Agreement for which the relevance of such disclosure is apparent on the face of such disclosure.

2.1 Organization, Standing and Power. Target is a corporation duly organized, validly existing and in good standing under the State of California and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted. Section 2.1 of the Target Disclosure Schedule lists each jurisdiction in which Target is qualified to do business and in good standing. Target is duly qualified to do business and in good standing in each jurisdiction where the failure to be so qualified constitutes or could reasonably be expected to result in a Target Material Adverse Effect. “Target Material Adverse Effect” means any event, change, condition or effect that is materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Target, other than the following in and of themselves, either alone or in combination: (1) conditions affecting the semiconductor industry as a whole; or (2) natural disasters or acts of God or war, including war, terrorism, earthquakes, weather and disease. Target has furnished to Acquiror true and complete copies of the Articles of Incorporation and bylaws, each as amended to date and currently in effect. Target is not in violation of any of the provisions of its Articles of Incorporation or bylaws. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

2.2 Capital Structure.

(a) The authorized capital stock of Target consists exclusively of 40,000,000 shares of Target Common Stock. There are 22,513,942 shares of Target Common Stock issued and outstanding and there are no other shares of the Target’s capital stock, including Target Common Stock (collectively, “Target Capital Stock”), issued or outstanding. All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are free of any liens, pledges, options, charges, restrictions or other encumbrances. The issued and outstanding shares of Target Common Stock are not subject to, and the issuance thereof has not triggered any, preemptive rights or rights of first refusal, in each case (i) created by statute, (ii) the Articles of Incorporation or bylaws of Target or (iii) any agreement to which Target is a party or by which it is bound. Each share of Target Common Stock has been issued in exchange for consideration equal to the fair market value of such share as reasonably determined by Target’s Board of Directors. Target has never sold securities in violation of any applicable securities laws. The Target Capitalization Spreadsheet has been accurately prepared by Target and sets forth, as of the Effective Time, (i) all Target Shareholders and their respective last known addresses and federal taxpayer identification numbers, (ii) the number of shares of Target Common Stock held by each Target Shareholder (including the respective Certificate numbers), (iii) the aggregate Base Payment with respect to the Target Shareholder’s shares of Target Common Stock, and (iv) the Escrow Amount with respect to each Target Shareholder at Closing. The Target Capitalization Spreadsheet have been certified as true, complete and correct by the chief executive officer and chairman of the board of Target.

(b) Target has reserved 2,815,406 shares of Target Common Stock for issuance pursuant to options to purchase Target Common Stock under the Target Incentive Plan and options to purchase 480,000 shares are outstanding under the Target Incentive Plan. Section 2.2(b) of the Target Disclosure Schedule accurately sets forth, with respect to each Target Option outstanding as of the date hereof (whether vested or unvested): (i) the name of the holder of such Target Option; (ii) the total number of shares of Target Common Stock that are subject to such Target Option and the number of shares of Target Common Stock with respect to which such Target Option is immediately exercisable; (iii) the date on which such Target Option was granted and the term of such Target Option; (iv) the vesting schedule for such Target Option, including relevant information regarding accelerated vesting that may occur as result of the Merger or as the result of achieving performance goals; (v) the exercise price per share of Target Common Stock purchasable under such Target Option; and (vi) whether such Company Option has been designated an “incentive stock option” as defined in Section 422 of the Code.

(c) Except for the Target Options set forth in Section 2.2(b) of the Target Disclosure Schedule, no person or entity owns or has a right (contingent or otherwise) to acquire any Target Capital Stock or options, warrants, subscriptions, convertible securities or other securities or rights exercisable or exchangeable for, or convertible into, Target Capital Stock or other ownership interest of any type with respect to Target or Target’s assets. Target has no obligation (contingent or otherwise) to issue any option, warrant, subscription, convertible security or other securities or rights or to issue or distribute to holders of any shares of Target Common Stock any evidences of indebtedness or assets of Target. Target has no obligation or right (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of Target Capital Stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(d) There are no agreements of Target to register any securities under the Securities Act. There are no agreements to which Target is a party, or, to which any shares of Target Common Stock are subject, relating to the voting of shares of Target Common Stock or otherwise granting, limiting or affecting the rights pertaining to shares of Target Common Stock.

(e) Target has delivered to Acquiror a true, correct and complete copy of each election statement under Section 83(b) of the Code, if any, filed by each person who acquired unvested shares of Target Common Stock or other property subject to substantial risk of forfeiture, together with evidence of timely filing of such election statement with the appropriate Internal Revenue Service Center.

2.3 Authority. Target has all requisite corporate power and authority to enter into this Agreement and has the power and authority to consummate the transactions contemplated hereby. The execution and delivery by Target of this Agreement and the Agreement of Merger and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Target. The Board of Directors of Target has unanimously (a) approved this Agreement, the Agreement of Merger, the Merger and the other transactions contemplated hereby, with no directors voting against, (b) determined that in its judgment the Merger is advisable and in the best interests of the Target Shareholders and is on terms that are fair to Target and Target Shareholders and (c) recommended that the Target Shareholders adopt and approve this Agreement, the Agreement of Merger, the Merger and the transactions contemplated hereby. The affirmative vote of the holders of two-thirds of the outstanding shares of Target Common Stock is the only vote or consent of the holders of Target’s shareholders necessary to approve this Agreement, the Agreement of Merger, the Merger and the other transactions contemplated hereby and such consent has been validly obtained. All of the Target Shareholders have validly executed this Agreement and such execution constitutes effective action by written consent of shareholders to approve this Agreement, the Agreement of Merger, the Merger and the transactions contemplated hereby, under California Law, all other applicable Laws and under the Target Articles of Incorporation. This Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target enforceable in accordance with its terms. The execution and delivery of this Agreement and the Agreement of Merger by Target does not, and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or breach of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require a waiver or consent under (a) Target’s Articles of Incorporation or bylaws (each as amended to date), (b) any Material Contract, or (c) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or its properties or assets. To Target’s Knowledge, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Target in connection with the execution and delivery of this Agreement or the consummation of the other transactions contemplated by this Agreement, except for the filing of the Agreement of Merger with the California Secretary of State.

2.4 Financial Statements. Included as an attachment to Section 2.4 of the Target Disclosure Schedule are Target’s audited financial statements (balance sheet, statement of operations and statement of cash flows) as at, and for the fiscal years ended, December 31, 2004, 2005, and 2006 and unaudited financial statements (balance sheet, statement of operations and statement of cash flows) as at, and for the seven-month period ended, July 31, 2007 (collectively, the “Target Financial Statements”). The balance sheet dated July 31, 2007 (the “Target Balance Sheet Date”) included in the Target Financial Statements is referred to herein as the “Target Balance Sheet.” The Target Financial Statements complied as to form in all material respects with applicable accounting requirements as of their respective dates, and were prepared in accordance with GAAP (except that the financial statements do not have notes thereto and are subject to normal year-end audit adjustments which will not be material individually or in the aggregate) applied on a consistent basis throughout the periods indicated and with each other. The Target Financial Statements fairly present in all material respects the financial condition and operating results of Target as of the dates, and during the periods indicated therein (subject to normal year-end audit adjustments which will not be material individually or in the aggregate). Target maintains a standard system of accounting established and administered in accordance with GAAP. There are no significant deficiencies or material weaknesses in Target’s internal controls over financial reporting.

2.5 Absence of Certain Changes. Since the Target Balance Sheet Date, Target has conducted its business in the ordinary course consistent with past practice, and there has not occurred:

(a) any change, event or condition (whether or not covered by insurance) that has resulted in, or could reasonably be expected to result in, a Target Material Adverse Effect;

(b) any acquisition, exclusive license, sale or transfer of any material asset of Target (including any transfers of Target IP Assets (as defined in Section 2.11));

(c) any change in accounting methods or practices (including any change in revenue recognition or depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets;

(d) any declaration, setting aside, or payment of a dividend or other distribution with respect to Target Capital Stock, or any direct or indirect redemption, purchase or other acquisition by Target of any Target Capital Stock;

(e) any stock split, reverse stock split (including any dividend or distribution of securities convertible into Target Capital Stock), reorganization, recapitalization or other like change with respect to Target Capital Stock;

(f) any Material Contract entered into by Target;

(g) any amendment or termination of, or default under, any Material Contract to which Target is a party or by which it is bound;

(h) any amendment or change to the Articles of Incorporation or bylaws of Target or any proposal by Target’s Board of Directors or Target’s shareholders relating thereto;

(i) any increase in or modification of the compensation (including equity incentives) or benefits payable or to become payable by Target to any of its directors, employees, or Independent Contractors (as defined herein);

(j) any payment to any Target Shareholder, officer, director or employee other than for salary in the ordinary course of business; or

(k) any negotiation or agreement by Target to do any of the things described in this Section 2.5.

2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (whether matured or unmatured, fixed or contingent and whether or not required to be included in financial statements under GAAP) other than (a) those set forth in the Target Balance Sheet, (b) those incurred in the ordinary course of business since the Target Balance Sheet Date consistent with past practice, and which, individually or in the aggregate, have not resulted in, and could not reasonably be expected to result in, a Target Material Adverse Effect, and (c) its obligations under this Agreement.

2.7 Litigation. There is no private or governmental action, suit, dispute, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of Target, threatened, against Target or any of its properties or any of its current or former officers, directors, employees or consultants nor, to the Knowledge of Target, is there any reasonable basis therefor. There is no judgment, decree or order against Target or, to the Knowledge of Target, any of its current or former officers, directors, employees or consultants. There is no action, suit, dispute, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, that Target has pending or threatened against other parties or, to the Knowledge of Target, any basis therefor. There is no dispute between Target and any person or entity (including any employee, supplier, sales representative, distributor, customer or other party) that could reasonably be expected to result in an action, suit, proceeding, claim or arbitration brought by or against Target.

2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target, or, to Target’s Knowledge, any Target Shareholder or Target employee, officer or director which could reasonably be expected to have the effect of prohibiting or impairing any business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted or proposed to be conducted by Target, whether before or after the Merger.

2.9 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (a) pursuant to which Target currently operates or holds any interest in any of its properties or (b) that is required for the operation of Target’s business or the holding of any such interest ((a)and (b) herein collectively referred to as “Target Authorizations”), and all of such Target Authorizations are in full force and effect.

2.10 Title to Property. Target has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date, and valid leasehold interests in all leased properties and assets, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except for (i) the lien for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing debt which is reflected on the Target Balance Sheet. The plant, property and equipment of Target that are used in the operations of its business are in good operating condition and repair, reasonable wear and tear excepted. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent GAAP requires the same to be reflected. Target does not own any fee interest in any real property. Section 2.10 of the Target Disclosure Schedule identifies each parcel of real property leased by Target. Target has not received any written notice from any Governmental Entity with respect to (and Target has no Knowledge of) any violation of any law, regulation or code, including any building code, with respect to Target’s property interests. Target has not received any written notice from any Governmental Entity of (and Target has no Knowledge of) any eminent domain proceedings for the condemnation of its property that are threatened or currently pending.

2.11 Intellectual Property.

(a) Definitions. The following terms shall be defined as follows:

(i) “Intellectual Property Rights” means any and all rights existing now or in the future under patent law, copyright law, neighboring rights law, industrial design rights law, semiconductor chip or mask work protection law, moral rights law, database protection law, trade secret law, trademark law, unfair competition law, publicity rights law, privacy rights law, licenses and other conveyances and any and all similar proprietary rights, and any and all renewals, extensions and restorations thereof, now or hereafter in force and effect, whether worldwide or in individual countries or regions.

(ii) “Intellectual Property Agreements” means agreements or arrangements relating in any way, whether wholly or partly, to the Target IP Rights and to which Target is a party or which binds Target on the Effective Date.

(iii) “Target IP Assets” means any and all inventions (whether patentable or not), invention disclosures, works of authorship (including but not limited to Software), industrial designs, improvements, trade secrets, confidential information, databases, data collections and compilations, proprietary information, know how, process technology, plans, drawings, blueprints, technical data, customer lists, customer databases, software (in source and object code form), and products, as well as all documentation relating to any of the foregoing, and trademarks, service marks, domain names, and logos owned by Target or used by Target in the conduct of its business or otherwise by Target.

(iv) “Target IP Rights” means any and all Intellectual Property Rights existing in, accruing from, arising out of, or relating to the Target IP Assets.

(b) Target IP Rights and Target IP Assets.

(i) Section 2.11(b)(i) of the Target Disclosure Schedule sets forth a true and accurate list of all Patents included in the Target IP Assets, and, for each item on such list, indicates whether (1) wholly owned by Target, (2) licensed to Target by a third party, (3) subject to licenses granted by the Target to one or more third parties, and (4) a valid patent or pending patent application exists and is held by the Target. Target owns or has, pursuant to an Intellectual Property Agreement, a valid and enforceable license to all such Patents. As used in this Section, the term “Patents” shall mean issued patents or patent applications and any utility patent, design patent, patent of importation, patent of addition, certificate of addition, certificate or model of utility, whether domestic or foreign, and all divisions, continuations, continuations-in-part, reissues, reexaminations, renewals or extensions thereof, and any letters patent that issue thereon.

(ii) Section 2.11(b)(ii) of the Target Disclosure Schedule sets forth a true and accurate list of all Trademarks included in the Target IP Assets, and, for each item on such list, indicates whether (1) wholly owned by Target, (2) licensed to Target by a third party, (3) subject to licenses granted by the Target to one or more third parties, and (4) a valid registration or pending application for registration exists and is held by the Target. Target owns or has, pursuant to an Intellectual Property Agreement, a valid and enforceable license to all such Trademarks. As used in this Section, the term “Trademark” shall include all trademarks, service marks, trade names, logos, insignia or other marks which are used, have been used, or may be used in conjunction with the business of Target.

(iii) Section 2.11(b)(iii) of the Target Disclosure Schedule sets forth a true and accurate list of all Copyrighted Works in the Target IP Assets, and, for each item on such list, indicates whether (1) wholly owned by Target, (2) licensed to Target by a third party, (3) subject to licenses granted by the Target to one or more third parties, and (4) a valid registration or pending application for registration exists and is held by the Target. Target owns or has, pursuant to an Intellectual Property Agreement, a valid and enforceable license to all of the Copyrighted Works. As used in this Section, the term “Copyrighted Works” shall include all works of authorship that are fixed in a tangible medium that are used, have been used, or may be used in conjunction with the business of Target.

(iv) Section 2.11(b)(iv) of the Target Disclosure Schedule sets forth a true and accurate list of all other Target IP Rights or Target IP Assets not already disclosed on the Target Disclosure Schedule, and, for each item on such list, indicates whether (1) wholly owned by Target, (2) licensed to Target by a third party, (3) subject to licenses granted by the Target to one or more third parties, and (4) a valid registration or pending application for registration exists and is held by the Target. Target owns or has, pursuant to an Intellectual Property Agreement, a valid and enforceable license to all other such Target IP Rights or Target IP Assets.

(v) Section 2.11(b)(v) of the Target Disclosure Schedule sets forth a true and accurate list of all Software Licenses. All Software Licenses are in full force and effect. Target is in compliance with, and has not breached any term of any Software Licenses. Following the Effective Date, the Surviving Corporation and Acquiror will be permitted to exercise all rights under any Software

Licenses to the same extent that Target would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Target would otherwise be required to pay. As used in this Section, the term “Software Licenses” shall mean any agreement or license under which Target is given the rights necessary to use software (including design tools, productivity applications, utilities and other applications) in conjunction with or as part of the business of Target. None of the Target IP Assets or products of Target use, embed or incorporate any computer software or programs which are subject to any “open source,” “copyleft,” or similar types of license terms (including any GNU General Public License, Lesser General Public License, Mozilla license, Berkley Software Distribution License, Open Source Initiative license, MIT, Apache, Public Domain license and the like) and none of the Target’s products are subject to any such license in whole or in part.

(vi) Section 2.11(b)(vi) of the Target Disclosure Schedule sets forth a true and accurate list of all Intellectual Property Agreements. All Intellectual Property Agreements are in full force and effect. Target is in compliance with, and has not breached any term of any of any Intellectual Property Agreement and, to the Knowledge of the Target, all other parties to the Intellectual Property Agreements are in compliance in all respects with, and have not breached any term of, such Intellectual Property Agreements. Following the Effective Date, the Surviving Corporation and Acquiror will be permitted to exercise all rights under all Intellectual Property Agreements to the same extent that Target would have been able to had transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments that Target would otherwise be required to pay.

(vii) The Target is either the sole owner, free of any encumbrance, of all Target IP Rights or has a license thereto pursuant to an Intellectual Property Agreement (a) used or currently proposed to be used in the business of the Target, and/or (b) sufficient for the conduct of the Target’s business as currently conducted and as proposed to be conducted. The Target has the exclusive right to file, prosecute, and maintain any applications and registrations for the Target IP Rights or Target IP Assets indicated as wholly owned by the Target pursuant to Section 2.11(b) of the Target Disclosure Schedule. Target is not subject to any agreement that restricts the use, transfer, delivery or licensing by Target of such wholly owned Target IP Rights or Target IP Assets and has not covenanted or agreed to forbear asserting any such Target IP Rights or Target IP Assets. Except as indicated in Section 2.11(b)(vii) of the Target Disclosure for each Target IP Rights or Target IP Asset licensed from third parties, the Target holds a valid, fully paid, and non-royalty bearing license from such third parties. With respect to any Target IP Rights or Target IP Asset licensed from third parties and subject to royalty or other payment obligation as set forth in Section 2.11(b)(vii) of the Target Disclosure Schedule, no royalties or continuing payment obligations are past due. The Target IP Rights comprise all Intellectual Property Rights necessary or advisable for the conduct of the business of the Target as conducted and as proposed to be conducted. All Target IP Rights or Target IP Assets indicated as wholly owned by the Target pursuant to Section 2.11(b) of the Target Disclosure Schedule were developed using the private funds of Target. No government funding; facilities of a university, college, other educational institution or research center; or funding from any third party (other than funds received in consideration for Target Common Stock) was used in the development of the wholly owned Target IP Rights or Target IP Assets.

(viii) All granted patents and registered trademarks or copyrights in the Target IP Rights are valid, subsisting, and in full force. All maintenance and annual fees have been fully paid and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. Target has taken all reasonable and necessary steps (based on standard industry practice and in accordance with all applicable rules, regulations and laws) to diligently prosecute all applications listed in Section 2.11(b) of the Target Disclosure as pending and all such pending applications are in good standing. None of the Target IP

Rights is involved in any interference, reissue, re-examination or opposition proceeding, and there has been no written notice received by Target that any such proceeding will hereafter be commenced. No Target IP Rights is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation of any governmental authority restricting in any manner the use, transfer or licensing thereof by the Target, or that may affect the validity, use or enforceability of such Target IP Rights. All application and renewal fees, costs, charges and taxes required for the maintenance of the Target IP Rights have been duly paid on time.

(ix) Target has used all commercially reasonable efforts to protect the Target IP Rights against dilution, infringement and misappropriation, or any of them, by third parties and to preserve the Target’s rights therein. Without limiting the generality of the foregoing, Target has secured valid, written assignments from all Contributors of their rights to any and all contributions made by such Contributors to the Target IP Assets, which contributions and all Intellectual Property Rights related thereto the Target did not fully own by operation of law prior to such assignment. No past or present Contributor retains any interest or right in relation to any part of the Target IP Rights and there are no royalties, fees or other payments payable to any Contributor under any written or oral contract or understanding by reason of the ownership, use, sale or disposition of any Target IP Rights. No Contributor has performed services for any government, university, college or other educational institution or research center during a period of time during which such Contributor was also performing services for the Target. For purposes of this clause, “Contributors” means any and all current or former consultants, contractors, employees or other individuals that have contributed to the creation or development of any or all of the Target IP Assets.

(x) To the Knowledge of Target, none of the Target IP Rights has been or is currently being infringed by any third parties and Target knows of no threat to do so.

(xi) Target has received no demand, claim, notice, or inquiry from any third party in respect of the Target IP Rights that challenges, threatens to challenge, or inquires as to whether there is any basis to challenge, the validity or the rights of the Target in or to the Target IP Rights, and Target knows of no basis for any such challenge.

(xii) Except as set forth in Section 2.11(b) of the Target Disclosure Schedule, Target has not granted to any third party any exclusive licenses or rights to any Target IP Rights or to any Target products.

(xiii) Target is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing of any Target IP Rights or Target IP Assets, or which may affect the validity, use or enforceability of such any Target IP Rights or Target IP Assets.

(xiv) The Existing Target Products conform in all material respects with any specification, documentation, performance standard, representation or statement provided with respect thereto by or on behalf of Target and no product liability claims have been asserted or threatened against Target.

(c) Third-Party Intellectual Property Rights.

(i) The operation of the business of the Target as such business currently is conducted and proposed to be conducted (including, but not limited to, employing, licensing or otherwise exploiting the Target IP Assets) has not, does not, and will not (1) infringe or misappropriate any Intellectual Property Rights of a third party or (2) constitute unfair competition or trade practices under the laws of any applicable jurisdiction.

(ii) Target has received no demand, claim, notice, or inquiry from any third person with respect to the operation of the business of the Target (including, but not limited to, employing, licensing or otherwise exploiting the Target IP Assets) alleging, alluding to, or inquiring as to whether there is any basis to claim (1) infringement, dilution, or other actionable harm to any third-party Intellectual Property Rights or (2) such operation constitutes unfair competition or trade practices under the laws of any applicable jurisdiction, and Target knows of no basis for any such allegation.

(iii) Target has not entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property Right, other than indemnification provisions in standard sales or agreements to end users arising in the ordinary course of business, the forms of which have been delivered to Acquiror.

(d) Confidentiality.

(i) With respect to any Target IP Asset that is or should reasonably be considered confidential, Target has fully satisfied any obligation, however arising, it may have had or has at the Effective Date to treat such Target IP Asset confidentially. Target has refrained from using any Target IP Asset in violation of any obligation Target has with respect to such Target IP Asset.

(ii) Target has taken all actions reasonably necessary to protect and maintain the confidentiality of all Target IP Assets, including, without limitation, entering into agreements requiring confidential treatment by any third parties to whom any such Target IP Asset is disclosed.

2.12 Environmental Matters.

(a) The following terms shall be defined as follows:

(i) “Environmental and Safety Laws” shall mean any federal, state, local or foreign laws, ordinances, codes, regulations, rules and orders relating to the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which relate to the health and safety of employees, workers or other persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including such substances, materials, wastes, pollutants and contaminants defined in or regulated under any Environmental and Safety Laws.

(iii) “Property” shall mean all real property leased, owned or otherwise controlled by Target either currently or in the past.

(iv) “Facilities” shall mean all buildings and improvements on the Property of Target.

(b) (i) To Target’s Knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials have been used, handled and disposed of in compliance with all Environmental and Safety Laws; (iii) Target has not received notice (oral or written) of any noncompliance of the Facilities, the Property or of its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending, or, to the Knowledge of Target, threatened against Target relating to a violation of any Environmental and

Safety Laws; (v) Target has not received written notice that it is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute or any similar foreign law or regulation, arising out of events occurring prior to the Effective Time; (vi) to the Knowledge of Target, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) to the Knowledge of Target, there have not been in the past, and are not now, any underground tanks at, on or under the Property including treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to the Knowledge of Target, there are no polychlorinated biphenyls (“PCBs”) deposited, stored, disposed of or located on the Property or Facilities; (ix) to the Knowledge of Target, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and Target’s activities therein have at all times complied with all Environmental and Safety Laws; (xi) Target has all the permits and licenses required to be issued for its operations and is in compliance with the terms and conditions of those permits; and (xii) all written environmental assessments and audits known to Target and pertaining to current or past leased or owned Properties, Facilities or activities of Target have been provided to Acquiror.

2.13 Taxes. Target, and any affiliated, consolidated, combined, unitary, aggregate or similar group for Tax (as hereinafter defined) purposes of which Target is or has been a member (the “Target Group”), have properly completed and timely filed all Tax Returns (as hereinafter defined) required to be filed by them and have timely paid in full all Taxes due and payable. Each such Tax Return is true, correct and complete in all material respects. The unpaid Taxes of Target and the Target Group (a) do not exceed the reserve for Taxes (other than any reserve for deferred Taxes) set forth on the face of the Target Balance Sheet for the periods (or portions of periods) through the Target Balance Sheet Date, and (b) do not exceed that reserve as adjusted for the passage of time through the Effective Date in accordance with the past custom and practice of Target. Target and the Target Group do not have any liability for unpaid Taxes accruing after the Target Balance Sheet Date, except for Taxes incurred in the ordinary course of business. Target (and any predecessor of Target) has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since June 1, 1999, and Target will be an S corporation up to and including the day of the Effective Time. Target shall not be liable for any Tax under Code Section 1374 in connection with the deemed sale of Target’s assets (including the assets of any qualified subchapter S subsidiary) caused by the Code Section 338(h)(10) election described in Section 6.8(a). Target has no subsidiaries and Castle Components, Inc. has been duly and formerly dissolved and is no longer in existence. Neither Target nor any qualified subchapter S subsidiary of Target has, in the past 10 years, (A) acquired assets from another corporation in a transaction in which Target’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary. Target has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any other person, including employees. There is no claim for Taxes that is a lien against the property of Target other than liens for current Taxes not yet due and payable. No notice of any audit, inquiry or other proceeding regarding any Tax Return of Target has been received from a Tax Authority (as hereinafter defined) and no officer, director or employee responsible for Tax matters of Target has received communication from any Tax Authority, whether written or oral, indicating that Target is or may be subject to such an audit, inquiry or other proceeding. No claim has ever been made by a Tax Authority in a jurisdiction in which Target does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Target is not currently the beneficiary of any extension of time within which to file any Tax Return. No waiver or extension of any statute of limitations on the assessment of any Taxes or the filing of any Tax Return has been granted by Target and is currently in effect. Target has not been nor will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the

Effective Time. Target has not made any payment for which a deduction would not be allowed by reason of Section 162(m) of the Code. To Target’s Knowledge, there is no contract, agreement, plan or arrangement to which any member of the Target Group is a party, including the provisions of this Agreement, covering any current or former service provider of the Target Group, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code or that would give rise to a penalty under Section 409A of the Code. Target has not filed any consent to have the provisions of former Section 341(f) of the Code (or comparable provisions of any state or foreign Tax laws) apply to Target. Target is not and has never been a party to or subject to any Tax sharing, Tax indemnity or Tax allocation agreement and, after the Effective Date, Target shall have no liability thereunder. Target has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Target has never been a member of a consolidated, combined, unitary or aggregate group for tax purposes and does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6, any comparable provision of local, state or foreign Tax laws, as a transferee successor, by contract, or otherwise. Target has in its possession receipts for any Taxes paid to foreign Tax Authorities, other than immaterial sales and value-added tax receipts. Target is not and has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code. For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (x) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a “Tax Authority”) responsible for the imposition of any such tax (domestic or foreign), (y) any liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (z) any liability for the payment of any amounts of the type described in (x) or (y) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person. As used herein, “Tax Return” shall mean any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports and information returns and reports) required to be filed with respect to Taxes, including any amendment thereof. As used in this Section 2.13, the term “Target” means Target and any entity included in, or required under GAAP to be included in, any of the Target Financial Statements.

2.14 Employee Benefit Plans.

(a) Section 2.14(a) of the Target Disclosure Schedule lists, with respect to Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (each, an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to any employee, officer or director and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, including benefits relating to company vehicles and clubs and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of at least

$2,000 remain for the benefit of, or relating to, any present or former employee, Independent Contractor or director of Target (together, the “Target Employee Plans”).

(b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code either has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Target has also furnished Acquiror with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).

(c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”); (ii) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan; (iii) each Target Employee Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Target and each ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in default under or violation of, and have no Knowledge of any default or violation by any other party to, any of the Target Employee Plans; (iv) neither Target nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980F of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all contributions required to be made by Target or any ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. Neither Target nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies) and no Target Employee Plan is self-insured.

(d) With respect to each Target Employee Plan, Target has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

(e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider.

(f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target or any other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Target Financial Statements.

(g) Target does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(h) Neither Target nor any other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as defined in Section 3(37) of ERISA.

(i) There is no agreement, contract or arrangement to which Target is a party that may result in the payment, whether in cash, property rights or otherwise, by Target, Acquiror or any subsidiary of Acquiror of any amount that would not be deductible by reason of Section 280G or Section 404 of the Code or that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(j) No compensation shall be includable in the gross income of any current or former service provider of Target as a result of the operation of Section 409A of the Code with respect to any applicable arrangements or agreements in effect prior to the Effective Time.

2.15 Employees and Independent Contractors. Section 2.15 of the Target Disclosure Schedule contains, as of the date hereof, a true, complete and correct list of (a) all persons employed by Target, including each such person’s job title, annual base salary, bonuses and benefit, perquisite or other compensation arrangements outside of the Target Employee Plans, (b) all persons who perform services for Target pursuant to any agreement(s) between Target and any employment agency or employee leasing agency (which persons shall be deemed “employees” of Target for all purposes of this Agreement), and (c) all independent contractors (defined as any individual who performs services for Target who is not treated as a common law employee for purposes of statutory withholdings and/or employment benefits) and consultants (collectively, “Independent Contractors”) of Target, each such person’s position and the total non-equity compensation, including base salary or wages, bonus, commissions, and all other available forms of non-equity compensation, payable to each such person, including all sales commission arrangements, programs and rates. All employees of Target are employed on an “at-will” basis. Section 2.15 of the Target Disclosure Schedule lists all written or oral employment agreements, offer letters, Independent Contractor agreements, consulting agreements or termination or severance agreements to which Target is or has been a party (including expired or terminated agreements which shall be noted on Section 2.15 of the Target Disclosure Schedule as expired or terminated). Target has provided true, correct and complete copies of all such agreements and letters to Acquiror. This Agreement and the transactions contemplated hereby do not and will not violate any such employment agreement, offer letter, Independent Contractor agreement, consulting agreement or termination or severance agreement. Target is in compliance with all currently applicable federal, state and local laws and regulations respecting employment, non-discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and has not engaged in any unfair labor practice. All individuals performing services for Target as Independent Contractors are, and at all times were, properly classified as Independent Contractors pursuant to all applicable regulations, including, but not limited to, I.R.S. Revenue Ruling 87-41, 1987-1 C.B. 296. Target has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing withholding requirements. Target is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Target under any workers’ compensation plan or policy or for long-term disability insurance claims. There are no claims or controversies pending or, to the Knowledge of Target, threatened, between Target and any of its employees or Independent Contractors, which claims or controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic, nor, to the Knowledge of Target, is there any basis for any of the foregoing. Target is not a party to any collective bargaining agreement or other labor union contract nor does Target have Knowledge of any activities or proceedings of any labor union or to organize any such employees. To the Knowledge of Target, no employees or Independent Contractors of Target are in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant with a former employer or customer relating to the right of any such employee or Independent Contractor to be employed by or provide services to Target because of the nature of the business conducted or presently proposed to be conducted by Target or to the use of trade secrets or proprietary information of such former employer or customer or would be in violation of any such contract, agreement or covenant by virtue of the Merger or any employment by Acquiror. No current employees or Independent Contractors of Target have given notice to Target, nor does Target have Knowledge that any such employee or Independent Contractor intends to terminate his or her employment or service with Target in the reasonably foreseeable future. As of the date hereof, Target has not, and to the Knowledge of Target, no other person has, (i) entered into any agreement, contract or instrument that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or Independent Contractor of Target, or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or Independent Contractor of Target any terms or conditions of employment with Acquiror following the Effective Time.

2.16 Certain Agreements Affected by the Merger. Except as specifically described in Section 2.16 of the Target Disclosure Schedule (including identifying each affected person and the terms, conditions, triggers and amounts of compensation, severance or acceleration), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (independently or in connection with future events such as termination of employment or otherwise) will

(a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or Independent Contractor of Target, (b) increase any benefits otherwise payable by Target or (c) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Code Section 411(d)(3).

2.17 Interested Party Transactions. No employee, officer or director of Target, or to the Knowledge of Target, any member of his or her immediate family, is indebted to Target. Target is not indebted (or committed to make loans or extend or guarantee credit) to any Target employee, officer or director or, to the Knowledge of Target, any member of his or her immediate family (other than with respect to reimbursement of ordinary expenses incurred in such person’s capacity as an employee, officer or director of Target). No employee, officer or director or, to the Knowledge of Target, any member of his or her immediate family, has a direct or indirect ownership interest in any firm or corporation with which Target is affiliated or with which Target has a business relationship, except to the extent that employees, officers, or directors of Target and members of their immediate families own less than 1% of the stock in any publicly traded company. No employee, officer or director and no member of the immediate family of any employee, officer or director of Target is directly or indirectly interested in any Material Contract.

2.18 Insurance. Section 2.18 of the Target Disclosure Schedule lists all policies of insurance and bonds, and the respective amounts of such policies and bonds, carried by Target. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no Knowledge of any threatened termination of, or premium increase (other than increases consistent with general industry trends) with respect to, any of such policies. Such policies of insurance and bonds are of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target.

2.19 Compliance with Laws. Target has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business.

2.20 Brokers’ and Finders’ Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ or financial advisory fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.21 Suppliers; Customers. No current or prospective supplier (which shall include any foundry or assembler) or customer of Target has canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate its relationship with Target, or has decreased materially its services or supplies to Target in the case of any such supplier, or its purchases of the services or products of Target in the case of such customer, and to the Knowledge of Target, no such supplier or customer intends to do any of the foregoing. Target has not received written or oral notice, and Target has no reason to believe, that Target will experience any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. Target has not breached any agreement with, or engaged in any fraudulent or improper conduct with respect to, any customer or supplier of Target. No customer or distributor has any right of return, price protection rights or stock rotation rights under any circumstances.

2.22 Material Contracts. Section 2.22 of the Target Disclosure Schedule sets forth a list of all Contracts of any nature, whether written or oral, to which Target is a party or by which Target is bound (“Material Contracts”). The term Material Contracts includes:

(a) each agreement which (i) requires future expenditures by Target in excess of $25,000 or which might result in payments to Target in excess of $25,000 or (ii) does not expire, or which may be extended without amendment so as not to expire, before one year from the date of this Agreement;

(b) all employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements;

(c) each agreement with any shareholder, officer or director of Target, or any “affiliate” or “associate” of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act);

(d) any agreement providing for Target Indebtedness;

(e) any agreement with respect to a Lien (as defined below);

(f) any lease or other agreement relating to real property;

(g) any agreement between Target and a third party relating to Target IP Rights or Target IP Assets (including Intellectual Property Agreements), other than non-exclusive mass market licenses generally available from unaffiliated third parties;

(h) any development and/or joint development agreements, and all agreements with governmental entities or other third parties pursuant to which Target has obtained funding for research and development activities;

(i) any agreement limiting the freedom of Target to engage in any line of business or to compete with any other person;

(j) any confidentiality, secrecy or non-disclosure agreement with any party;

(k) any distributor, sales representative, reseller, agency or manufacturer’s representative contract;

(l) any contract that expires or may be renewed at the option of any person other than Target so as to expire more than one year after the date of this Agreement;

(m) any agreement pursuant to which Target has deposited or is required to deposit with an escrow holder or any other person or entity, all or part of the Target IP Assets;

(n) any opinions of counsel with respect to any Intellectual Property Rights;

(o) any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of personal injury, damage to property or Intellectual Property infringement, misappropriation or other violation, and any agreement warranting the lack thereof; and

(p) any agreement not made in the ordinary course of Target’s business and not included in any foregoing paragraph of this Section 2.22.

2.23 No Breach of Material Contracts. All Material Contracts are in written form. The Target has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default (or alleged to be in default) under, any Material Contract. Each of the Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or, to the Knowledge of Target, with respect to the other contracting party or otherwise, that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, could reasonably be expected to (a) become a default or event of default under or breach or violation of any Material Contract, or (b) result in the loss or expiration of any right or option by Target (or the gain thereof by any third party) under any Material Contract.

2.24 Third-Party Consents. There are no agreements, leases, licenses, contracts that require a novation or consent, as the case may be, in connection with the Merger so that Acquiror or the Surviving Corporation shall be made a party in place of Target or as an assignee.

2.25 Minute Books. The minute books of Target delivered to Acquiror contain a complete and accurate summary in all material respects of all resolutions adopted and all other material actions taken at all meetings of directors and shareholders and all actions by written consent since the time of incorporation of Target.

2.26 Complete Copies of Materials. Target has delivered true and complete copies of each Material Contract. Target has delivered all documents and other information which have been requested by Acquiror or its counsel or other representatives.

2.27 Target Indebtedness. Section 2.27 of the Target Disclosure Schedule contains a true, complete and correct list of (a) all obligations of Target for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of Target evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of Target upon which interest charges are customarily paid, (d) all obligations of Target under conditional sale or other title retention agreements relating to property or assets purchased by Target, (e) all obligations of Target issued or assumed as the deferred purchase price of property or services, (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by Target, whether or not the obligations secured thereby have been assumed, (g) all Guarantees (as hereinafter defined) by Target, (h) all capital lease obligations of Target, (i) all obligations of Target in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (j) all obligations of Target as an account party in respect of letters of credit and bankers’ acceptances to the extent of any drawdowns thereon (collectively, “Target Indebtedness”). For purposes hereof, “Guarantee” means any obligations, contingent or otherwise, of Target guaranteeing any indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (x) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or to purchase (or to advance or supply funds for the purpose of) any security for the payment of such indebtedness, (y) to purchase property, securities or services for the purpose of assuring the owner of such indebtedness of the payment of such indebtedness or (z) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness.

2.28 Export Control Laws. Target is in compliance with, and at all times has complied with, United States and foreign export control regulations, including but not limited to the United States Export Administration Regulations, the Foreign Assets Control Regulations, and the International Traffic in Arms Regulations. Target has not exported, reexported, or transferred any good, software, or technology to any country subject to a United States trade embargo or to any resident or national of any such country, or to any person or entity listed on the “Entity List” or “Denied Persons List” maintained by the United States Department of Commerce or the list of “Specially Designated Nationals and Blocked Persons” maintained by the United States Department of Treasury. Target has not exported, reexported, or transferred any good, software or technology to any end-user engaged in activities related to weapons of mass destruction, including but not limited to: (1) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (2) the design, development, production or use of missiles or in support of missile projects; and (3) the design, development, production, or use of chemical or biological weapons. Target has complied with all government license, classification, notification and other authorization requirements necessary for the export of any of its goods, software, or technology. Target has complied with all license requirements necessary to transfer or release its goods, software or technology to a foreign national within or outside the United States Target has timely filed all required post-shipment reports for the exports of its goods, software, or technology. There are no pending or, to the Knowledge of Target, threatened claims against Target with respect to such export licenses or other approvals. There are no actions, conditions or circumstances pertaining to Target’s export transactions that may give rise to any future claims. No consents or approvals for the transfer of export licenses to Acquiror are required, or such consents and approvals can be obtained expeditiously without material cost.

2.29 Representations Complete. None of the representations or warranties made by Target to Acquiror or Merger Sub herein or in any schedule hereto, including the Target Disclosure Schedule, or any certificate furnished by Target to Acquiror or Merger Sub pursuant to this Agreement (including the Target Financial Statements), when considered collectively with all such representations, warranties, schedules, and certificates, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TARGET SHAREHOLDERS

Each Target Shareholder, severally and not jointly, represents and warrants to Acquiror that the statements contained in this Article III are true and correct.

3.1 Capital Structure. The shares of Target Common Stock held by such Target Shareholder are accurately set forth next to such Target Shareholder’s name on the Target Capitalization Spreadsheet. All such shares of Target Common Stock are held by such Target Shareholder free and clear of any liens, pledges, options, charges, restrictions or other encumbrances other than restrictive legends required by state or federal securities laws. Except for such shares of Target Common Stock set forth next to such Target Shareholder’s name on the Target Capitalization Spreadsheet, such Target Shareholder has no right (contingent or otherwise) to acquire from Target any Target Capital Stock or options, warrants, subscriptions, convertible securities or other securities or rights exercisable or exchangeable for, or convertible into, Target Capital Stock or other ownership interest of any type with respect to Target.

3.2 Authority. Such Target Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the Agreement of Merger, and the consummation of the Merger and the transactions contemplated hereby have been duly authorized by such Target Shareholder. This Agreement has been duly executed and delivered by such Target Shareholder and constitutes the valid and binding obligation of such Target Shareholder, enforceable in accordance with its terms.

3.3 Conflicts. The execution and delivery of this Agreement by such Target Shareholder does not, and the consummation of the transactions contemplated hereby will not conflict with (i), if such Target Shareholder is an entity, any provision of the Organizational Documents of such Target Shareholder, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Target Shareholder.

3.4 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to such Target Shareholder in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, except for the filing of the Agreement of Merger with the California Secretary of State.

3.5 Accredited Investors. Such Target Shareholder is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub, jointly and severally, represent and warrant to Target that the statements contained in this Article IV are true and correct.

4.1 Organization, Standing and Power. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have an Acquiror Material Adverse Effect. “Acquiror Material Adverse Effect” shall mean the occurrence of any event, change, circumstance or effect that is materially adverse to the financial condition, assets (including intangible assets), business, operations or results of operations of Acquiror and its subsidiaries, taken as a whole; provided that none of the following shall constitute or shall be considered in determining whether there has occurred an “Acquiror Material Adverse Effect”: (I) any event, change, circumstance or effect (x) primarily arising out of or resulting from actions contemplated by the parties in this Agreement or (y) that is primarily attributable to the announcement or performance of this Agreement or the transactions contemplated thereby, and (II) any event, change, circumstance or effect that is the result of economic factors affecting the economy as a whole or changes that are the result of factors generally affecting the industry or specific markets in which Acquiror competes that does not disproportionately affect Acquiror and its subsidiaries taken as a whole. Acquiror and Merger Sub are not in violation of any of the provisions of their Articles of Incorporation or bylaws, except where such violation would not reasonably be expected to have an Acquiror Material Adverse Effect.

4.2 Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Agreement of Merger with the California Secretary of State; and (ii) any required filings under the Exchange Act.

4.3 No Conflicts; Consents. The execution and delivery of this Agreement and any agreements contemplated hereunder to which it is a party by Acquiror and Merger Sub do not, and the consummation of the transactions contemplated hereby and thereby (in each case, with or without the giving of notice or lapse of time, or both) will not, (i) violate the provisions of any Organizational Documents of Acquiror and Merger Sub, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require notice under, result in the creation of any Lien upon any of the properties or assets of, or violate or constitute a default under any Contract to which Acquiror and Merger Sub is a party, (iii) violate or conflict with any Law, Authorization or Order applicable to Acquiror and Merger Sub on the Closing Date, or, to the Knowledge of Acquiror and Merger Sub, result in the creation of any Liens upon any of the assets owned or used by Acquiror and Merger Sub, except in each such case where such violation or Lien would not reasonably be expected to have a Acquiror Material Adverse Effect. No Authorization, Order of, registration, declaration or filing with, or notice to any Governmental Entity is required by Acquiror or Merger Sub in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger with the California Secretary of State; (ii) the filing of necessary reports or statements with the SEC; (iii) such filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) such filings as may be required under United States and foreign antitrust laws; and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have an Acquiror Material Adverse Effect.

4.4 Financial Condition. As of and based on the financial condition of Acquiror as of the Closing, after giving effect to the transactions contemplated hereby and the receipt by Target Shareholders of the Merger Payments to be paid pursuant to this Agreement, the fair saleable value of Acquiror’s remaining assets exceeds the amount that will be required to be paid on or in respect of Acquiror’s debts and other liabilities (including known contingent liabilities) as they mature.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror): (a) to carry on its business in the usual regular and ordinary course in substantially the same manner as heretofore conducted; (b) to pay its debts and Taxes when due subject (i) to good faith disputes over such debts or Taxes; and (ii) to Acquiror’s consent to the filing of material Tax Returns, if applicable, which consent shall not be unreasonably withheld; (c) to pay or perform other obligations when due; and (d) to use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Target agrees to promptly notify Acquiror of (a) any event or occurrence not in the ordinary course of Target’s business, and of any event which could reasonably be expected to have a Material Adverse Effect on Target; and (b) any change in its capitalization from that set forth in Section 2.2. Without limiting the foregoing, except as expressly contemplated by this Agreement or the Target Disclosure Schedule, Target shall not do, cause or permit any of the following, without the prior written consent of Acquiror:

(a) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(c) Stock Option Plans, Etc. Issue or grant any stock options on equity purchase rights or Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefore outstanding as of the date of this Agreement;

(e) Intellectual Property. Transfer to any person or entity any rights to the Target IP Assets or Target IP Rights;

(f) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any products of Target, including any Target Products, Target IP Assets or Target IP Rights;

(g) Dispositions. Sell, lease, license or otherwise dispose of or materially encumber any of its properties or assets that are material, individually or in the aggregate, to its business, taken as a whole;

(h) Indebtedness. Incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guaranty any debt securities of others, other than indebtedness incurred pursuant to the Line of Credit in the ordinary course of business, consistent with past practice;

(i) Agreements. Enter into, terminate or amend, in a manner that will adversely affect the business of Target, (i) any agreement involving the obligation to pay or the right to receive $25,000 or more, (ii) any agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property rights or rights to market or sell Target Products or (iii) any other agreement material to the business or prospects of Target or that is or would be a Material Contract;

(j) Payment of Obligations. Pay, discharge or satisfy, in an amount in excess of $25,000 in the aggregate, any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

(k) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements, in excess of $200,000 in the aggregate;

(l) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(m) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

(n) Employee Benefit Plans; New Hires; Pay Increases. Amend any Target Employee Plan or adopt any plan that would constitute a Target Employee Plan except in order to comply with applicable laws or regulations, or hire any new officer-level employee, pay any special bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date hereof), or increase the benefits, salaries or wage rates of its employees;

(o) Severance Arrangements. Grant or pay any severance or termination pay or benefits (i) to any director or officer or (ii) except for payments made pursuant to written agreements outstanding on the date hereof and disclosed on the Target Disclosure Schedule, to any other employee;

(p) Legal Proceedings. Commence any legal proceeding other than (i) for the routine collection of bills, (ii) in such cases where Target in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Target’s business, provided that it consults with Acquiror prior to the filing of such a suit or (iii) for a breach of this Agreement;

(q) Acquisitions. Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business, taken as a whole;

(r) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(s) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP or Target’s auditors and in accordance with GAAP; or

(t) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through (s) above, or any action that would cause a material breach of its representations or warranties contained in this Agreement or prevent it from materially performing or cause it not to materially perform its covenants hereunder.

5.2 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time, Target shall not, directly or indirectly through any officer, director, employee, representative or agent of Target or otherwise: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of all or substantially all assets, sale of shares of capital stock or similar transactions involving Target other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals an “Acquisition Proposal”); (ii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any Acquisition Proposal. Target represents and warrants that it has the legal right to terminate any pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.

(b) Target shall notify Acquiror immediately (and no later than 24 hours) after receipt by Target (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of Target by any person or entity that informs Target that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

(c) Controls and Procedures. From and after the date of this Agreement until the Effective Time, Target shall use its reasonable best efforts to correct, on or prior to the Closing and on terms reasonably satisfactory to Acquiror, any deficiencies in Target’s accounting controls and procedures designed to provide assurance regarding the reliability of Target’s financial reporting and preparation of financial statements in accordance with GAAP, including any deficiencies identified and communicated to Target by its accountants or by Acquiror or its accountants. To the extent Target implements any new software or reporting systems at the request of Acquiror or Acquiror’s accountants, Acquiror shall reimburse Target the purchase cost of such new software or reporting systems and the cost to implement and utilize such software and reporting systems during the period between the date of this Agreement and the Effective Date.

5.3 Target Employees. From and after the date of this Agreement until the Effective Time, Target shall use commercially reasonable efforts to retain the Target Employees and to cause each Target Employee to execute and deliver to Acquiror, (i) an offer letter (ii) Proprietary Information and Inventions Assignment Agreement and (iii) a Release, each in substantially the form required pursuant to Section 7.2(g)(xiii).

5.4 Termination of Target Incentive Plan. From and after the date of this Agreement until the Effective Time, Target and the administrator(s) of the Target Incentive Plan shall take such actions as are necessary, advisable or shall be reasonably requested by Acquiror to provide for the termination, effective prior to the Closing, of the Target Incentive Plan and each outstanding Target Option, whether vested or unvested.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Shareholder Approval. Concurrently with the execution of this Agreement, Target shall have obtained and delivered to Acquiror copies of a unanimous written consent of the Target Shareholders setting forth the irrevocable and unanimous approval of (i) this Agreement, the Agreement of Merger, the Merger and the other transactions contemplated hereby, (ii) the Escrow Amount and all other matters set forth on the Target Capitalization Spreadsheet, and (iii) the appointment of John R. Meehan as the Shareholder Representative.

6.2 Sale of Shares Pursuant to Regulation D. The parties hereto acknowledge and agree that the shares of Acquiror Common Stock issuable to the Target shareholders pursuant to any Earn-Out Payment shall constitute “restricted securities” within the Securities Act. The certificates of Acquiror Common Stock shall bear the legends set forth in Section 1.6(f)(iv)(B). Target will use its best efforts to cause each Target Shareholder to execute and deliver to Acquiror an Investor Representation Statement in the form attached hereto as Exhibit F. It is acknowledged and understood that Acquiror is relying on the written representations made by each Target Shareholder in the Investor Representation Statements.

6.3 Access to Information.

(a) Target shall afford Acquiror and its accountants, counsel and other representatives, access during the period prior to the Effective Time to (i) all of Target’s properties, personnel, books, contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Target as Acquiror may reasonably request.

(b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

(c) No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

6.4 Public Disclosure. Target and Target Shareholders shall not, and shall neither authorize nor permit any of their affiliates, agents and other representatives to, directly or indirectly, disclose the terms and conditions of this Agreement, the Target Capitalization Spreadsheet, the Target Disclosure Schedule or any other exhibit hereto or any other matters related hereto or thereto, unless otherwise required by law, in which event an opinion of counsel to that effect shall be first delivered to Acquiror prior to any such disclosure.

6.5 Further Assurances.

(a) Subject to Section 6.5(b), Acquiror, Target and the Target Shareholders shall use all reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.5(b), each party to this Agreement shall: (i) make any filings and give any notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) use all reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained by such party during the period prior to the Effective Time. Each party, at the reasonable request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

(b) Notwithstanding anything to the contrary contained in this Agreement, Acquiror shall not have any obligation under this Agreement to: (i) dispose or transfer any assets, or to commit to cause Target to dispose of any assets; (ii) discontinue offering any product or service, or commit to cause Target to discontinue offering any product or service; (iii) license or otherwise make available to any person, any technology, software or other intellectual property, or commit to cause Target to license or otherwise make available to any person any technology, software or other intellectual property; (iv) hold separate any assets or operations (either before or after the Closing Date), or commit to cause Target to hold separate any assets or operations; or (v) make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Target.

6.6 Nonaccredited Stockholders. Prior to the Effective Time, Target shall not take any action, including the granting of employee stock options, that would cause the number of Target shareholders who are not “accredited investors” pursuant to Regulation D promulgated under the Securities Act to increase to more than 35 during the term of this Agreement.

6.7 Expenses. All costs and expenses (including attorney’s fees) in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby incurred by Target (collectively, the “Target Expenses”) in excess of the cumulative amount of $250,000 (the “Covered Expenses”) shall be referred to as “Excess Target Expenses.” The amount of Target Expenses and Excess Target Expenses shall be set forth on the Statement of Expenses attached hereto as Exhibit G (the “Statement of Expenses”). The Statement of Expenses shall be delivered by Target to Acquiror three business days prior to Closing along with copies of the documents or instruments evidencing the amounts set forth on the Statement of Expenses. In preparing such Statement of Expenses, Target shall use its good faith best efforts to include all Target Expenses then known or reasonably estimable, and to include a statement, certified by a Target officer, that, to the best of Target’s Knowledge, such Statement of Expenses includes all of the Target Expenses paid, payable or to become payable at any time prior to, at or following the Effective Time, it being the parties express intent that to the maximum extent possible all the Excess Target Expenses be deducted from the Aggregate Base Consideration and that there be no Indemnifiable Target Expenses. “Expense Adjustment Amount” shall be equal to the Excess Target Expenses shown on the Statement of Expenses. Any Excess Target Expenses which have not been included in the Expense Adjustment Amount are collectively referred to as “Indemnifiable Target Expenses” and shall constitute “Losses” for purposes of claims pursuant to Article IX.

6.8 Tax Matters.

(a) Target, each of the Target Shareholders and Acquiror shall make an election under Section 338(h)(10) of the Code and similar provisions of state, local and foreign tax law (a “Section 338(h)(10) Election”) with respect to the Merger. Acquiror shall be responsible for, and control, the preparation and filing of such forms or documents as are required by applicable law for an effective Section 338(h)(10) Election, including, but not limited to, IRS Form 8023 (the “Section 338(h)(10) Election Form”), all of which filings, applications and other documents shall be in such form and of such content and substance as shall be reasonably acceptable to each of Acquiror and the Shareholder Representative. By executing this Agreement, each of the Target Shareholders is hereby granting a special power of attorney, making, constituting and appointing the Shareholder Representative as the Target Shareholder’s attorney-in-fact, with power and authority to act in the Target Shareholder’s name and on the Target Shareholder’s behalf to execute, acknowledge and swear to the execution, acknowledgement and filing of an IRS Form 8023 and any other documents to effectuate the Section 338(h)(10) Election under state and local income tax law. This special power of attorney: (i) is coupled with an interest, is irrevocable and shall survive the death or legal incapacity of the Target Shareholder; and (ii) may be exercised by the Shareholder Representative signing individually for the Target Shareholder or for all of the Target Shareholders, when executing any particular instrument.

(b) The Merger Payments and the liabilities of Target (plus any other relevant items) will be allocated to the assets of Target for all purposes (including tax and financial accounting purposes) in a manner consistent with the assets respective fair market values, as reasonably determined by each of Acquiror and the Shareholder Representative.

(c) The Shareholder Representative shall properly prepare or cause to be properly prepared and file or cause to be filed all S corporation income Tax Returns for Target for all periods ending on or prior to the Effective Date which are filed after the Effective Date. The Shareholder Representative shall permit Acquiror to review and comment on each such Tax Return described in the preceding sentence prior to filing. Target Shareholders shall include any income, gain, loss, deduction, or other tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable law and in a manner consistent with the Schedule K-1s properly prepared for such periods. Target Shareholders shall also pay any Tax imposed on Target attributable to the making of the Section 338(h)(10) Election, including any Tax imposed under Code Section 1374 and any state, local or foreign Tax imposed on Target’s gain.

(d) Acquiror, the Shareholder Representative and Target Shareholders shall cooperate fully, as and to the extent reasonably requested by Acquiror or the Shareholder Representative, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request by Acquiror or the Shareholder Representative) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making themselves available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Shareholder Representative shall provide Acquiror with copies of all books and records with respect to Tax matters pertinent to Target relating to any taxable period prior to the Effective Time. The Shareholder Representative and the Target Shareholders further agree, upon request by Acquiror, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees incurred in connection with this Agreement shall be paid by the Target Shareholders when due. The party required by applicable law will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees. If required by applicable law, the each party will, and will cause their affiliates to, join in the execution of any such Tax Returns and other documentation.

6.9 Payments from Target Earn-Out Legal Proceedings. Each Target Shareholder agrees to pay to Acquiror or its designee any amounts received by such Target Shareholder as a result of the settlement or other resolution of any Target Earn-Out Legal Proceeding. Each Target Shareholder agrees that it shall not otherwise assign, transfer or encumber its interests in any such payments and shall pay each such payment received by such Target Shareholder to Acquiror or its designee within three business days after such Target Shareholders’ receipt of such payment.

6.10 Acquiror Bonus Plan. Each Target Employee shall be eligible to participate in Acquiror’s 2007 Bonus Incentive Plan (and any successor plan or plans thereto) beginning on the first day of the first full fiscal quarter after the Effective Date and subject to the eligibility criteria and terms of the 2007 Bonus Incentive Plan (or the applicable successor plan or plans) and the discretion of Acquiror as to the amount, terms and nature of any awards granted to the Target Employee under the 2007 Bonus Incentive Plan (or the applicable successor plan or plans) and provided that each Target Employee who is an Earn-Out Eligible Target Shareholder may elect to forego any amounts payable to such Target Employee during the Earn-Out Period. John R. Meehan, Joseph C. Meehan and David M. Tremblay hereby agree to forego any amounts payable under Acquiror’s 2007 Bonus Incentive Plan and any successor plan or plans thereto, and any other bonus payments made, during the Earn-Out Period.

6.11 Target Shareholder Release. EFFECTIVE AS OF THE CLOSING, EACH TARGET SHAREHOLDER DOES FOR SUCH TARGET SHAREHOLDER AND SUCH TARGET SHAREHOLDER’S RESPECTIVE AFFILIATES, PARTNERS, HEIRS, BENEFICIARIES,

SUCCESSORS AND ASSIGNS, IF ANY, RELEASE AND ABSOLUTELY FOREVER DISCHARGE ACQUIROR, MERGER SUB, TARGET, THE SURVIVING CORPORATION AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, AFFILIATES, EMPLOYEES AND AGENTS (EACH, A “RELEASED PARTY”) FROM AND AGAINST ALL RELEASED MATTERS. “RELEASED MATTERS” MEANS ANY AND ALL CLAIMS, DEMANDS, DAMAGES, DEBTS, LIABILITIES, OBLIGATIONS, COSTS, EXPENSES (INCLUDING ATTORNEYS’ AND ACCOUNTANTS’ FEES AND EXPENSES), ACTIONS AND CAUSES OF ACTION OF ANY NATURE WHATSOEVER, WHETHER BASED ON COMMON LAW OR ON ANY FEDERAL OR STATE STATUTE, RULE, REGULATION, OR OTHER LAW OR RIGHT OF ACTION, FORESEEN OR UNFORESEEN, MATURED OR UNMATURED, KNOWN OR UNKNOWN, ACCRUED OR NOT ACCRUED, SUSPECTED OR UNSUSPECTED, FIXED OR CONTINGENT, RAISED OR NOT RAISED (REGARDLESS OF WHETHER SUCH CLAIM COULD BE RAISED), AND WHETHER OR NOT CONCEALED OR HIDDEN, THAT SUCH TARGET SHAREHOLDER NOW HAS, OR AT ANY TIME PREVIOUSLY HAD, OR SHALL OR MAY HAVE IN THE FUTURE, AS A SHAREHOLDER, OFFICER, DIRECTOR, CONTRACTOR, CONSULTANT OR EMPLOYEE OF THE TARGET, ARISING BY VIRTUE OF OR IN ANY MATTER RELATED TO ANY ACTIONS OR INACTIONS WITH RESPECT TO THE TARGET OR SUCH TARGET SHAREHOLDERS AFFAIRS WITH RESPECT TO THE TARGET AT OR BEFORE THE EFFECTIVE TIME; PROVIDED THAT RELEASED MATTERS SHALL NOT INCLUDE ANY RIGHT TO (A) RECEIVE MERGER PAYMENTS IN ACCORDANCE WITH THE TARGET CAPITALIZATION SPREADSHEET AND THIS AGREEMENT AND (B) ANY OTHER RIGHTS UNDER THIS AGREEMENT. IT IS THE INTENTION OF THE TARGET SHAREHOLDERS IN EXECUTING THIS RELEASE, AND IN GIVING AND RECEIVING THE CONSIDERATION CALLED FOR HEREIN, THAT THE RELEASE CONTAINED IN THIS SECTION 6.11 SHALL BE EFFECTIVE AS A FULL AND FINAL ACCORD AND SATISFACTION AND GENERAL RELEASE OF AND FROM ALL RELEASED MATTERS AND THE FINAL RESOLUTION BY SUCH TARGET SHAREHOLDER AND THE RELEASED PARTIES OF ALL RELEASED MATTERS. EACH TARGET SHAREHOLDER HEREBY REPRESENTS TO THE TARGET AND ACQUIROR THAT SUCH TARGET SHAREHOLDER HAS NOT VOLUNTARILY OR INVOLUNTARILY ASSIGNED OR TRANSFERRED OR PURPORTED TO ASSIGN OR TRANSFER TO ANY PERSON ANY RELEASED MATTERS AND THAT NO PERSON OTHER THAN SUCH TARGET SHAREHOLDER HAS ANY INTEREST IN ANY RELEASED MATTER BY LAW OR CONTRACT BY VIRTUE OF ANY ACTION OR INACTION BY SUCH TARGET SHAREHOLDER. THE INVALIDITY OR UNENFORCEABILITY OF ANY PART OF THIS SECTION 6.11 SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE REMAINDER OF THIS SECTION 6.11, WHICH SHALL REMAIN IN FULL FORCE AND EFFECT.

6.12 Registration of Registrable Securities.

(a) In the event that Acquiror issues Acquiror Common Stock pursuant to an Earn-Out Payment, Acquiror shall use its reasonable best efforts to cause such shares of Acquiror Common Stock (the “Registrable Securities”) to be registered under Rule 415 of the Securities Act so as to permit the resale thereof, and in connection therewith shall use its reasonable best efforts to prepare and file a Registration Statement on Form S-3 or S-1 (referred to herein as, the “Registration Statement”) with the SEC with respect to the Registrable Securities as soon as practicable after the Distribution Date on which such shares of Acquiror Common Stock are issued to Target Eligible Shareholders, but no later than 60 days after such date, and shall use its reasonable best efforts to cause the Registration Statement to become effective as soon as practicable (the “Filing Effective Date”); provided, however, that each holder of Registrable Securities (“Holder”) shall provide all such information and materials to Acquiror and take all such action as may be required in order to permit Acquiror to comply with all applicable requirements of the SEC and to obtain any desired acceleration of the effective date of such Registration

Statement. The offering made pursuant to such registration shall not be underwritten. Acquiror agrees to provide promptly such information concerning its business and financial statements and affairs as may be reasonably required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate in the preparation of the same. Acquiror will use its reasonable best efforts to cause the Registration Statement to be mailed to the Holders as promptly as practicable after its filing with the SEC, or otherwise make such filing available to the Holders. Acquiror shall also take any commercially reasonable action (other than qualifying to do business in any state in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the registration and qualification of the Acquiror Common Stock to be issued to the Earn-Out Payments.

(i) Acquiror shall prepare and file with the SEC the Registration Statement in accordance with this Section 6.12 with respect to the shares of Registrable Securities and will use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act and under such other securities or blue sky laws of such states of the United States of America where an exemption is not available and as the Holders shall reasonably request, until the earlier of (A) such date as all unsold securities held by any Holder and registered on such registration statement may be sold without restriction in accordance with Rule 144 under the Securities Act or (B) such date as all Registrable Securities registered on such Registration Statement have been resold. On the Filing Effective Date, each Holder shall be named as a selling security holder in the Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

(ii) Acquiror shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of the effectiveness of a Registration Statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as practicable and to notify each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or Acquiror’s receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(iii) Acquiror shall use its commercially reasonable efforts either to (A) cause all the Registrable Securities covered by a Registration Statement to be listed on the securities exchange on which securities of the same class or series issued by Acquiror are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (B) if, despite Acquiror’s commercially reasonable efforts to satisfy the preceding clause, Acquiror is unsuccessful in satisfying the preceding clause (B), to secure the inclusion for quotation on The Nasdaq SmallCap stock exchange.

(iv) Acquiror shall cooperate with the Holders who hold Registratble Securities being offered and, to the extent, applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the cause may be, as the Holders may reasonably request and registered in such Holder’s names.

(v) Acquiror shall provide a transfer agent and registrar of all such Registrable Securities not later than the effective date of the applicable Registration Statement.

(vi) Within two (2) business days after a Registration Statement which covers the applicable Registrable Securities is ordered effective by the SEC, Acquiror shall deliver to the Holders confirmation that such Registration Statement has been declared effective by the SEC.

(vii) Notwithstanding any other provision of this Section 6.12, Acquiror shall have the right at any time to require that all Holders suspend open market offers and sales of Registrable Securities whenever, and for so long as, in the reasonable, good-faith judgment of Acquiror after consultation with counsel, there is in existence material undisclosed information or events with respect to Acquiror (the “Suspension Right”). In the event Acquiror exercises the Suspension Right, such suspension will continue for the period of time reasonably necessary for disclosure to occur at a time that is not materially detrimental to Acquiror or until such time as the information or event is no longer material, each as reasonably determined in good faith by Acquiror after consultation with counsel and in each case, not to exceed more than ninety (90) consecutive days; provided, however, that if Acquiror discloses such material information in filings made by Acquiror with the SEC prior to the end of such ninety (90)-day period such suspension shall terminate on the third business day after the date of such filing by Acquiror. Acquiror will promptly give the Shareholder Representative notice, in a writing signed by an executive officer of Acquiror, of any such suspension (the “Suspension Notice”). Acquiror agrees to notify the Shareholder Representative promptly upon termination of the suspension (the “Resumption Notice”). Upon receipt of either a Suspension Notice or Resumption Notice, the Shareholder Representative shall immediately notify each Holder concerning the status of the Registration Statement. The period during which Acquiror is required to cause the Registration Statement to remain effective shall be extended by a period equal in length to any and all periods during which open market offers and sales of Registrable Securities are suspended pursuant to exercise of the Suspension Right.

(viii) Acquiror shall pay all of the out-of-pocket expenses, other than underwriting discounts and commissions (if any), incurred in connection with any registration of Registrable Securities pursuant to this Section 6.12, including without limitation all registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, the fees and disbursements of Acquiror’s outside counsel and independent accountants, and the reasonable fees and disbursements of a single counsel for the Holders (not to exceed $35,000 in the aggregate).

(b) Acquiror will indemnify each selling Holder, each of such Holder’s officers, directors and partners, legal counsel, and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, and each underwriter, if any, of Registrable Securities and each person who controls within the meaning of Section 15 of the Securities Act any underwriter (each, a “Holder Indemnitee”), against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Acquiror of the Securities Act or any rule or regulation thereunder applicable to Acquiror and relating to action or inaction required of Acquiror in connection with any such registration, qualification, or compliance, and will reimburse each Holder Indemnitee for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; provided, however, that Acquiror will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Acquiror by such Holder Indemnitee, or any such Holder affiliate or representative for use in connection with such Registration Statement and prospectus or post-effective amendment.

(c) To the fullest extent permitted by law, each selling Holder of Registrable Securities will indemnify Acquiror, each person, if any, who controls Acquiror within the meaning of the Securities Act or the Exchange Act, each underwriter of Registrable Securities and their respective affiliates, officers, directors, partners, successors and assigns (each an “Acquiror Registration

Indemnitee”) against any actions, claims, losses, damages, liabilities and expenses to which they or any of them may become subject under the Securities Act, the Exchange Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will promptly reimburse each Acquiror Registration Indemnitee for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in any liability, insofar as such actions, claims, losses, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact in any registration statement and any prospectus filed pursuant to Section 6.12(a) or any post-effective amendment thereto, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, which untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to Acquiror by such Holder or underwriter specifically for use in connection with such registration statement, prospectus or post-effective amendment; provided, however, that the obligations of each such selling Holder hereunder shall be limited to an amount equal to the proceeds to such Holder from the sale of such Holder’s Registrable Securities hereunder.

(d) The Target Shareholders shall agree in the Transmittal Documents to furnish to Acquiror all information concerning the Shareholders and shall take such other action as Acquiror may reasonably request in connection with the filing of the Registration Statement and the issuance of shares of Acquiror Common Stock. If at any time prior to the Effective Time any event or circumstance relating to Acquiror, any shareholder or their respective officers, directors, employees, consultants or contractors should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

(e) Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 6.12 may be amended by Acquiror at any time with the prior written consent of the Shareholder Representative.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

(a) Shareholder Approval. This Agreement and the Merger shall be approved by the Target Shareholders by the requisite vote under California Law and Target’s Articles of Incorporation and such approval shall not have been rescinded and shall be in full force and effect.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be and remain in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, which could reasonably be expected to have a Material Adverse Effect on Acquiror, either individually or combined with the Surviving Corporation after the Effective Time, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Governmental Approval. Acquiror, Target and Merger Sub shall have timely obtained from each Governmental Entity all approvals, waivers and consents, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state blue sky laws, other than filings and approvals relating to the Merger or affecting Acquiror’s ownership of Target or any of its properties if failure to obtain such approval, waiver or consent could not reasonably be expected to have a Material Adverse Effect on Acquiror after the Effective Time.

7.2 Additional Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

(a) Representations, Warranties and Covenants. The representations and warranties of Target in this Agreement shall be true and correct in all material respects, without regard to any qualification as to materiality contained in such representation or warranty, on and as of the date of this Agreement and on and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).

(b) Performance of Obligations. Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing.

(c) Third Party Consents. All consents or approvals required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

(d) No Governmental Litigation. There shall not be pending or threatened any legal proceeding in which a Governmental Entity is or is threatened to become a party or is otherwise involved, and neither Acquiror nor Target shall have received any communication from any Governmental Entity in which such Governmental Entity indicates the probability of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror; (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Target; or (iv) that would materially and adversely affect the right of Acquiror or Target to own the assets or operate the business of Target.

(e) No Other Litigation. There shall not be pending any legal proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror; (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of Target Capital Stock; or (iv) which would affect adversely the right of Acquiror or Target to own the assets or operate the business of Target.

(f) No Material Adverse Change. There shall not have occurred any change in the financial condition, properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Target, taken as a whole, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target.

(g) Target Closing Deliveries. At the Closing, Target, the Target Shareholders and the Shareholder Representative shall have delivered or cause to be delivered to Acquiror the following items:

(i) Agreement of Merger. Properly completed and fully executed Agreement of Merger for filing by Acquiror with the California Secretary of State;

(ii) Escrow Agreement. Fully executed Escrow Agreement, which shall be in full force and effect;

(iii) Legal Opinion. The legal opinion from Richard K. Semeta, a Professional Law Corporation, Target’s legal counsel, substantially in the form of Exhibit H;

(iv) Resignation of Directors and Officers. The written resignation of all directors and officers of Target in office immediately prior to the Effective Time;

(v) Statement of Expenses. The Statement of Expenses;

(vi) Target Promissory Note Payments. A fully executed acknowledgement, in a form reasonably acceptable to Acquiror, from each of the holders of Promissory Notes that the Target Promissory Note Payments shall constitute full satisfaction of all of Target’s obligations with respect to the Promissory Notes held by such holder and that, upon delivery of the Target Promissory Note Payments, neither Target nor Acquiror shall have any further obligations to the holder except as expressly set forth in this Agreement;

(vii) Target Line of Credit Payment. A fully executed acknowledgement, in a form reasonably acceptable to Acquiror, from City National Bank that the Target Line of Credit Payment shall constitute full satisfaction of all Target’s obligations with respect to the Line of Credit and that, upon delivery of the Target Line of Credit Payment, neither Target nor Acquiror shall have any further obligations to City National Bank or any other party with respect to the Line of Credit;

(viii) Security Interests. A completed UCC-3 termination statement properly releasing all liens against assets of Target, including all Liens and interests under the Promissory Notes and Line of Credit, and any document required to release all such security interests in the United States Patent and Trademark Office;

(ix) Tremblay Merger Payment Restriction Agreement. Fully Executed Tremblay Merger Payment Restriction Agreement, which shall be in full force and effect.

(x) Employment and Other Agreements. Fully executed separate Employment Agreements between Surviving Corporation and each of John R. Meehan, Joseph C. Meehan and David M. Tremblay in the respective forms cumulatively attached hereto as Exhibit I, including fully executed Non-Competition Agreements and Proprietary Information and Inventions Assignment Agreements attached thereto;

(xi) Termination of Tremblay Existing Employment Agreement. Fully executed agreement, in the form reasonably satisfactory to Acquiror, between David M. Tremblay and Target terminating that certain Employment Agreement between Mr. Tremblay and Target dated September 12, 2006.

(xii) Termination of Buy/Sell Agreement. Fully executed agreement, in form reasonably satisfactory to Acquiror, by and among Target and each of the other parties to that certain Buy/Sell Agreement dated as of February 28, 1991, as amended, terminating such Buy/Sell Agreement.

(xiii) Employment and Other Material Documents. An offer letter and Proprietary Information and Inventions Assignment Agreement and release in substantially the forms attached collectively hereto as Exhibit J with each of the Target Employees;

(xiv) Lease Agreement. Acquiror and Meehan Holdings, LLC shall have entered into a Lease Agreement, in substantially the form attached hereto as Exhibit K, for the property located at 9400 Toledo Way, Irvine, California 92618, and such agreement shall be in full force and effect;

(xv) Good Standing. A certificate from the California Secretary of State as to Target’s good standing and payment of all applicable taxes dated no earlier than three days prior to the Effective Date;

(xvi) Target Capitalization Spreadsheet. The Target Capitalization Spreadsheet certified as true and correct by the Chief Executive Officer and Chief Financial Officer of Target;

(xvii) Estimated Closing Balance Sheet. The Estimated Closing Balance Sheet and calculation of Estimated Closing Working Capital, certified by Target’s Chief Executive Officer and Chief Financial Officer;

(xviii) Delivery of Share Certificates. All of the Certificates, together with all of the corresponding Transmittal Documents, properly completed and duly executed in accordance with the instructions thereto, from every holder of record of Target Common Stock issued and outstanding immediately prior to the Effective Time;

(xix) Updated Target Disclosure Schedule. An updated Target Disclosure Schedule dated as of the Closing Date.

(xx) Termination of Terpening Option Agreement. Fully executed agreement, in the form reasonably satisfactory to Acquiror, between John R. Meehan and John Terpening terminating the Terpening Option Agreement.

(xxi) Secretary’s Certificate. A certificate, validly executed by the Secretary of the Target, certifying as to (i) the terms and effectiveness of the Target’s Articles of Incorporation and bylaws, each as amended to date, (ii) the valid and unanimous adoption of resolutions of Target’s board of directors (whereby the Merger, this Agreement, and the transactions contemplated hereby and thereby were unanimously approved by the board of directors), (iii) the valid and unanimous adoption and approval by the Target Shareholders of the Merger, this Agreement, and the transactions contemplated hereby and thereby, (iv) that Target shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the transactions contemplated hereby, and (v) that Target shall have timely obtained all consents, waivers, and approvals listed pursuant to the Target Disclosure Schedule;

(xxii) Investor Representation Statement. Each of the Target Shareholders shall have delivered to Acquiror a signed Investor Representation Statement in substantially the form attached hereto as Exhibit F and each such Statement shall be in full force and effect, and there shall be no more than thirty-five (35) Target shareholders who are both (i) U.S. persons as defined under

Regulation S under the Securities Act; and (ii) not “accredited investors” as defined in Rule 501 under the Securities Act; and

(h) Target Incentive Plan. As of the Effective Time, the Target Incentive Plan, together with each Target Option, whether vested or unvested, shall have been terminated and cancelled and Target shall have delivered evidence of such termination and cancellation to Acquiror as Acquiror shall have requested. The administrator(s) of the Target Incentive Plan shall take such actions as are necessary or advisable to effect the transactions contemplated by this Agreement relating to the Target Incentive Plan; and

(i) Controls and Procedures. Target shall have corrected, on terms reasonably satisfactory to Acquiror, any deficiencies in Target’s accounting controls and procedures designed to provide assurance regarding the reliability of Target’s financial reporting and preparation of financial statements in accordance with GAAP, including any deficiencies identified and communicated to Target by Target’s accountants or by Acquiror or its accountants.

7.3 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects without regard to any qualification as to materiality contained in such representation or warranty on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).

(b) Performance of Obligations. Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing.

(c) Third Party Consents. All consents or approvals Acquiror shall be required to obtain in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

(d) No Governmental Litigation. There shall not be pending or threatened any legal proceeding in which a Governmental Entity is or is threatened to become a party or is otherwise involved, and neither Acquiror nor Target shall have received any communication from any Governmental Entity in which such Governmental Entity indicates the probability of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Target, any damages or other relief that would be material to Target; (iii) seeking to prohibit or limit in any material respect Target’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Acquiror; or (iv) that would materially and adversely affect the right of Target or Target Shareholders under this Agreement.

(e) No Other Litigation. There shall not be pending any legal proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Acquiror, any damages or other relief that would be material to Acquiror; (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of Acquiror Common Stock; or (iv) which would affect adversely the right of Target or Target Shareholders under this Agreement.

(f) No Material Adverse Change. There shall not have occurred any change in the financial condition, properties, assets (including intangible assets), liabilities, business, operations, results of operations, results of operations or prospects of Acquiror, taken as a whole, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER.

8.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of Acquiror and Target;

(b) by either Acquiror or Target if the Closing shall not have occurred by December 31, 2007 (unless the failure to hold the Closing is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Closing);

(c) by either Acquiror or Target if (i) the Target Shareholders have taken a final vote on action by written consent on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at such meeting or by such written consent by the Target Shareholders who hold at least ninety-five percent (95%) of the then outstanding Target Common Stock (and shall not have been adopted at any adjournment or postponement thereof in the event of any meeting); provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure to obtain such shareholder approval is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Closing, and (B) Target shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) unless Target shall have made the payment required to be made to Acquiror pursuant to Section 8.3(a) and shall have paid to Acquiror any fee required to be paid to Acquiror pursuant to Section 8.3(b);

(d) by Acquiror if (i) any of Target’s or any Target Shareholder’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.2(a) would not be satisfied (it being understood that, for purposes of such Section 7.2(a) determination of the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, (A) all “Material Adverse Effect” qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to Target Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of Target’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2(b) would not be satisfied; provided, however, that if an inaccuracy in Target’s representations and warranties or a breach of a covenant by Target is curable by Target and Target is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Acquiror may not terminate this Agreement under this Section 8.1(d) on account of such inaccuracy or breach; or

(e) by Target if (i) any of Acquiror representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.3(a) would not be satisfied (it being understood that, for purposes of such Section 7.3(a) determination of the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, all “Material Adverse Effect” qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded or (ii) if any of Acquiror’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.3(b) would not be satisfied; provided, however, that if an inaccuracy in Acquiror’s representations and warranties or a breach of a covenant by Acquiror is curable by Acquiror and Acquiror is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Target may not terminate this Agreement under this Section 8.1(e) on account of such inaccuracy or breach.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Article X shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful breach of any representation, warranty or covenant contained in this Agreement.

8.3 Expenses; Termination Fees.

(a) Expenses. Subject to Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Closing occurs.

(b) Target Termination Fee. In the event that this Agreement is terminated by Acquiror or Target, as applicable, pursuant to Sections 8.1(c) or 8.1(d), Target shall pay to Acquiror in immediately available funds a fee equal to $1,000,000 plus Acquiror’s actual expenses and fees incurred in connection with this Agreement and the transactions contemplated hereby (collectively, “Target Termination Fee”). In the case of the termination of this Agreement by Target pursuant to Section 8.1(c), Target shall pay the Target Termination Fee to Acquiror prior to such termination. In the case of the termination of this Agreement by Acquiror pursuant to Section 8.1(d), Target shall pay the Target Termination Fee to Acquiror within two business days after such termination.

(c) Interest and Costs; Other Remedies. Each of Acquiror and Target acknowledges that the agreements contained in this Article XIII are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement; accordingly, if Target fails to pay in a timely manner the amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Acquiror makes a claim that results in a judgment against Target, Target shall pay to Acquiror its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit. Payment of the fees described in this Section 8.3 shall not be in lieu of damages incurred in the event of breach of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of each party set forth in this Agreement or in any certificate, schedule, instrument or other document delivered by any party to another party pursuant to this Agreement shall survive the Effective Time and remain in full force and effect until the expiration of all indemnification obligations pursuant to this Article IX. The representations and warranties (as modified by the Target Disclosure Schedule), covenants and agreements of any Indemnitor (as defined below) shall in no way be affected or limited by any investigation of the subject matter thereof made by or on behalf of any Indemnitee (as defined below) or any Knowledge of such Indemnitee (as defined below).

9.2 Losses.

(a) “Losses” of any person or entity means any and all demands, claims, suits, actions, causes of action, proceedings, assessments, losses, damages, liabilities, taxes, costs and expenses incurred, or reasonably expected to be incurred, by such person or entity, including interest, penalties and attorneys’ fees, third party expert and consultant fees and expenses, fines, judgments, awards and financial responsibility for investigation, removal and cleanup costs, natural resource damages, government oversight costs and costs for redesign and rework of technology, and fees and expenses incurred in connection with the enforcement of the rights of any Indemnitee pursuant to this Article IX. The term Losses as used herein is not limited to matters asserted by third parties, but includes Losses incurred or sustained in the absence of claims by a third party. “Acquiror Indemnitee” shall mean Acquiror, any Affiliate of Acquiror, the Surviving Corporation and their respective successors and assigns. As used in this Article IX, an “Affiliate” of Acquiror shall include any direct or indirect subsidiary of Acquiror (including the Surviving Corporation) and any officer, director or employee of Acquiror or any such subsidiary. “Target Indemnitee” shall mean Target, any Target Shareholder, any Affiliate of Target and their respective successors and assigns. As used in this Article IX, an “Affiliate” of Target shall include any direct or indirect subsidiary of Target and any officer, director or employee of Target or any such subsidiary.

(b) All Losses under this Article IX shall be calculated in a manner such that the net after-tax effect of the indemnification payments received by an Acquiror Indemnitee or Target Indemnitee, as the case may be, equals the net after-tax Loss suffered by such Acquiror Indemnitee or Target Indemnitee for which such indemnification payment is being made. Without limiting the generality of the foregoing, for the purposes of the indemnity provided in this Article IX, all Losses hereunder shall include any amount (the “gross-up”) necessary to hold the payee harmless on an after-tax basis from all taxes, if any, required to be paid or tax costs incurred as a result of receiving such payment (including the payment of any gross-up determined herein by such payee or by any consolidated group of which such payee is or shall be a member).

9.3 Indemnification by Target Shareholders.

(a) Subject to the limitations set forth herein, each Target Shareholder, severally and jointly, agrees to indemnify and hold harmless each Acquiror Indemnitee from and against any and all Losses asserted against, imposed upon, or incurred by such Acquiror Indemnitee which arise out of or in connection with:

(i) any inaccuracy in, or any breach of, any representation or warranty of Target contained in Article II of this Agreement (as modified by the Target Disclosure Schedule), or in any certificate, instrument, document or agreement delivered by or on behalf of Target pursuant to or in connection with this Agreement or in connection with the transactions contemplated hereby (it being agreed that for purposes of determining the amount of any Loss with respect thereto, all such representations and warranties of Target and the Target Shareholders that are qualified as to materiality or by reference to a material adverse effect shall be deemed to be not so qualified);

(ii) a breach of any covenant or agreement to be performed by Target pursuant to this Agreement or in any certificate, instrument, document or agreement document delivered pursuant to or in connection with this Agreement;

(iii) any inaccuracy in, or any breach of, any representation or warranty of any Target Shareholder contained in Article III of this Agreement, or in any certificate, instrument, document or agreement delivered by any Target Shareholder pursuant to or in connection with this Agreement (it being agreed that for purposes of determining the amount of any Loss with respect thereto, all such representations and warranties of such Target Shareholder that are qualified as to materiality or by reference to a material adverse effect shall be deemed to be not so qualified);

(iv) the failure by any Target Shareholder to perform any covenant, agreement, obligation or undertaking of it in this Agreement or in any certificate, instrument, document or agreement delivered by any Target Shareholder pursuant to or in connection with this Agreement;

(v) any claim by a Target Shareholder, former shareholder of Target, or any other person or entity, seeking to assert, or based upon: (A) ownership or rights to acquire ownership of any shares of stock or other securities of Target; (B) any rights of a shareholder, including any option, preemptive rights or rights to notice or to vote; (C) any rights under the Articles of Incorporation or bylaws of Target; or (D) any claim that his, her or its shares were wrongfully repurchased by Target;

(vi) any negotiations, settlements or proceedings related to a demand for appraisal rights by a holder of Dissenting Shares; provided, however, that with respect to this clause, Losses shall only be deemed incurred to the extent (x) the aggregate amount of such Losses with respect to such negotiations, settlements or proceedings to all Dissenting Shares exceeds (y) the aggregate amount of the Merger Payments that would have been received by such holders of Dissenting Shares had they exchanged their shares of Target Common Stock pursuant to Section 1.8 (the “Appraisal Losses”);

(vii) any Indemnifiable Target Expenses; and

(viii) fraud, intentional misrepresentation, willful misconduct or willful concealment by Target or Target Shareholders.

(b) Notwithstanding anything to the contrary in this Agreement, no Target Shareholder shall be responsible for any Losses until the aggregate amount of all Losses incurred by the Acquiror Indemnitees exceeds a cumulative amount equal to $200,000 (the “Deductible”); provided, however, that (i) if the aggregate amount of all Losses exceeds the Deductible, the Acquiror Indemnitees shall be entitled to indemnification for all such Losses, including the Deductible, and (ii) the Deductible shall not be applicable to any Losses incurred due to fraud, intentional misrepresentation, willful misconduct or willful concealment by Target or Target Shareholders.

(c) Only Acquiror (or a person or entity designated in writing by Acquiror) may bring a Claim (as defined below) to recover for Losses that are economic losses of the Surviving Corporation or Acquiror.

(d) The cumulative indemnification obligation of all Target Shareholders under this Article IX shall in no event exceed an amount equal to Four Million Dollars ($4,000,000) (the “Indemnity Cap”); provided, however, that the Indemnity Cap shall not be applicable to (i) any Losses incurred due to fraud, intentional misrepresentation, willful misconduct or willful concealment by Target or Target Shareholders and (ii) any Losses asserted against, imposed upon, or incurred by any Acquiror Indemnitee which arise out of or in connection with any inaccuracy in, or any breach of, any Extended Representation (as defined in Section 9.6 below).

(e) The parties hereto acknowledge and agree that the rights of any Acquiror Indemnitee to indemnification pursuant to this Section 9.3 with respect to a representation, warranty,

covenant or agreement of a Target Shareholder and Target are an essential part of the economic terms of the Merger, and that any Acquiror Indemnitee’s rights to indemnification therefor shall in no way be limited or eliminated or otherwise affected by the fact that such Acquiror Indemnitee, or any of its directors, officers, employees or advisors, was at any time prior to the Closing or the execution of this Agreement aware (or should have become aware) that any such representation or warranty was untrue or incorrect or that any such covenant or agreement had been breached.

9.4 Indemnification by Acquiror.

(a) Subject to the limitations set forth herein, Acquiror agrees to indemnify and hold harmless each Target Indemnitee from and against any and all Losses asserted against, imposed upon, or incurred by such Target Indemnitee which arise out of or in connection with:

(i) any inaccuracy in, or any breach of, any representation or warranty of Acquiror or Merger Sub contained in Article IV of this Agreement, or in any certificate, instrument, document or agreement delivered by or on behalf of Acquiror or Merger Sub pursuant to or in connection with this Agreement or in connection with the transactions contemplated hereby;

(ii) a breach of any covenant or agreement to be performed by Acquiror or Merger Sub pursuant to this Agreement or in any certificate, instrument, document or agreement document delivered pursuant to or in connection with this Agreement; and

(iii) the failure by Acquiror or Merger Sub to perform any covenant, agreement, obligation or undertaking of it in this Agreement or in any certificate, instrument, document or agreement delivered by Acquiror or Merger Sub pursuant to or in connection with this Agreement.

(b) The maximum amount the Target Indemnitees may recover from Acquiror pursuant to the indemnification obligations set forth in this Section 9.4 for Losses shall be limited in the aggregate to the total Earn-Out Payments, provided, however, that such limitation shall not be applicable to any Losses incurred due to fraud, intentional misrepresentation, willful misconduct or willful concealment by Acquiror or Merger Sub.

9.5 Procedures.

(a) Procedures for Third Party Claims.

(i) If a claim by a third party (a “Third Party Claim”) is made against an Acquiror Indemnitee or a Target Indemnitee (each, an “Indemnitee”) arising out of a matter for which such Indemnitee is entitled to be indemnified pursuant to this Article IX, the Indemnitee shall promptly notify the party from whom indemnification is sought (each, an “Indemnitor”) in writing of such claim (in the case of a request for indemnification by the Target Shareholders, such notice to be delivered to the Shareholder Representative on behalf of the Target Shareholders). The failure to notify promptly the Indemnitor hereunder shall not relieve the Indemnitor of its obligations hereunder except to the extent (and only to the extent) that the Indemnitor is actually and materially prejudiced by such failure.

(ii) Within 30 days after delivery of such notice, the Indemnitor may, upon written notice thereof to the Indemnitee, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnitee. If the Indemnitor does not assume control of such defense, the Indemnitee shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnitor assumes control of such defense and the Indemnitee reasonably concludes, based on advice from counsel, that the Indemnitor and the Indemnitee have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnitee solely in connection therewith shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnitor be responsible for the fees and expenses of more than one counsel for all Indemnitees. The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. The Indemnitee shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnitor shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnitee without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Procedures for Direct Claims. In the event any Indemnitee should have a claim under this Agreement that does not involve a Third Party Claim (a “Direct Claim” and together with a Third Party Claim, each a “Claim”), the Indemnitee shall deliver notice of such Direct Claim to the Indemnitor (in the case of a request for indemnification by the Target Shareholders, such notice to be delivered to the Shareholder Representative on behalf of the Target Shareholders). The failure by any Indemnitee to deliver such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent (and only to the extent) that the Indemnitor is actually and materially prejudiced by such failure. If the Indemnitor does not notify the Indemnitee within 30 days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee (such notice on behalf of the Target Shareholders to come from the Shareholder Representative), such Direct Claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of such Indemnitor and the Indemnitor shall pay the amount of such liability to the Indemnitee on demand or, in the case of any notice in which the amount of the Direct Claim (or any portion thereof) is estimated, on such later date when the amount of such Direct Claim (or such portion thereof) becomes finally determined.

9.6 Termination of Indemnification.

(a) Sections 2.2 (Capital Structure), 2.3 (Authority), 2.10 (Title to Property), 2.11 (Intellectual Property), 2.12 (Environmental Matters), 2.13 (Taxes), 2.14 (Employee Benefit Plans) and 2.15 (Employees and Independent Contractors), and Article III of this Agreement are collectively referred to as the “Extended Representations”).

(b) The Target Shareholders will only have indemnification obligations under Section 9.3 of this Agreement:

(i) until the later of the second anniversary of the Effective Date and the Second Distribution Date with respect to the representations and warranties other than the Extended Representations; and

(ii) until the expiration of the applicable statute of limitations (including any extensions thereof) with respect to the Extended Representations.

(c) Acquiror will only have indemnification obligations under Section 9.4 of this Agreement:

(i) until the second anniversary of the Effective Date with respect to the representations and warranties; and

(ii) one year following the failure by Acquiror, Surviving Corporation or Merger Sub to materially perform any covenant, agreement, obligation or undertaking of it in this Agreement or in any material certificate, instrument, document or agreement delivered by Acquiror or Merger Sub pursuant to or in connection with this Agreement.

(d) Notwithstanding Section 9.6(b) and (c), no such indemnification obligations shall terminate with respect to any item as to which any Indemnitee has, before the expiration of such period, previously made a Claim against the Indemnitor by delivering a notice to the Indemnitor in accordance with this Agreement.

(e) Notwithstanding anything to the contrary herein, there shall be no limitation as to time, amount or otherwise on an Indemnitor’s indemnification obligations with respect to fraud, intentional misrepresentation, willful misconduct or willful concealment by or on behalf of such Indemnitor. All parties shall be liable for any fraud, intentional misrepresentation, willful misconduct or willful concealment by or on behalf of such parties.

(f) Nothing in this Agreement shall limit (i) the liability of any Indemnitor in connection with any breach by such Indemnitor of any agreement executed by such person in connection with this Agreement or the transactions contemplated hereby, or (ii) any Indemnitee’s rights to specific performance or injunctive relief.

9.7 Cumulative Remedy. In addition to seeking indemnification under Section 9.9 below from the Escrow Amount and setoff against the Aggregate Earn-Out Consideration, Acquiror may, in its discretion, seek indemnification for Losses directly from the Target Shareholders with respect to matters covered by Section 9.3(a)(iii), (iv) or (viii).

9.8 Dispute Resolution. In the event that (a) an Indemnitor objects to any Claim or (b) the Shareholder Representative disputes (i) Acquiror’s determination to pay to itself or any other Acquiror Indemnitee any portion of the Escrow Amount or (ii) Acquiror’s determination to reduce the Aggregate Earn-Out Consideration by the amount of a Claim or Claims, the objecting party shall notify the Indemnitee, in the case of an objection pursuant to clause (a), or Acquiror, in the case of a dispute pursuant to clause (b), in writing within 30 days after receipt of notice of a Claim of such dispute (an “Objection Notice”) and the Indemnitee and the Indemnitor shall attempt in good faith to resolve such dispute within 60 days of delivery of such Objection Notice (the expiration of such 60 day period following delivery of the Objection Notice shall hereinafter be referred to as the “Resolution Date”). If such dispute is not so resolved by the Resolution Date, then either the Indemnitee or the Indemnitor may demand arbitration of the matter to be settled by arbitration conducted by one arbitrator mutually agreeable to the Indemnitee and the Indemnitor; provided, however, that no such arbitration may be initiated more than 90 days after the Resolution Date and following the Resolution Date the Claim will be deemed undisputed. In the event that, within 30 days after submission of any dispute to arbitration, the Indemnitee and the Indemnitor cannot mutually agree on one arbitrator, then, within 15 days after the end of such 30-day period, the Indemnitee and the Indemnitor shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator. If the Indemnitee fails to select an arbitrator during this 15-day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by the Indemnitor. Any such arbitration shall be held in Austin, Texas under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any Claim shall be final, binding, and conclusive upon the parties to this Agreement and the Target Shareholders. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Within 30 days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party. Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

9.9 Escrow Provisions.

(a) Establishment of the Escrow Fund. The Escrow Amount shall be deposited with Wells Fargo Bank N.A. (the “Escrow Agent”) and shall constitute an escrow fund (the “Escrow Fund”), without any act of any Target Shareholder. The Escrow Fund will be governed by the terms set forth herein and in the escrow agreement in substantially the form approved by Acquiror, Target and the Escrow Agent (the “Escrow Agreement”) and shall be maintained in accordance with the terms thereof.

(b) Escrow Fund Period; Release from Escrow. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing Date and shall terminate at 5:00 p.m., Austin, Texas time, on the date (the “Escrow Expiration Date”) two years after the Closing Date (the period of time from the Effective Time through and including the Escrow Expiration Date is referred to herein as the “Escrow Fund Period”). The Escrow Agreement shall provide that (i) on the third business day after the final determination of the Working Capital Adjustment in accordance with Section 1.6(e)(including the resolution of any dispute regarding the Working Capital Adjustment in accordance with the provisions set forth in Section 1.6(e)) $2,000,000 shall be distributed to the Target Shareholders pursuant to the terms of the Escrow Agreement (less any amounts by which the Escrow Fund has been reduced or any portion thereof reserved from distribution in accordance with the Escrow Agreement), (ii) upon the first anniversary of the Closing Date $1,000,000 (less any amounts by which the Escrow Fund has been reduced or any portion thereof reserved from distribution in accordance with the Escrow Agreement) shall be distributed to the Target Shareholders pursuant to the terms of the Escrow Agreement and (iii) upon the Escrow Expiration Date the remainder of the Escrow Fund (less any amounts by which the Escrow Fund has been reduced or any portion thereof reserved from distribution in accordance with the Escrow Agreement) shall be distributed to Target Shareholders pursuant to the terms of the Escrow Agreement.

(c) Protection of Escrow Fund; Distribution for Taxes. The parties hereto agree and acknowledge that the Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Fund Period and shall treat such fund as a trust fund in accordance with the terms of this Agreement and the Escrow Agreement, and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof and the Escrow Agreement. The parties hereto covenant and agree to treat any amounts held in the Escrow Fund as contingent payments eligible to be reported on the installment method. The parties hereto agree that, for tax reporting purposes, the Target Shareholders shall be the owners of their pro-rata shares of the Escrow Fund, but only if, as and when their pro rata shares of the Escrow Fund are actually distributed. Upon request by the Shareholder Representative and the written consent of Acquiror (such consent not to be unreasonably withheld or delayed), Acquiror and the Shareholder Representative shall instruct the Escrow Agent (in the manner provided for in the Escrow Agreement) to disburse a portion of the accrued interest on those amounts held in the Escrow Fund adequate to satisfy the tax obligations due and payable by the Target Shareholders with respect to the Target Shareholders’ ownership of their pro-rata shares of the Escrow Fund.

9.10 Right of Set-Off Against Aggregate Earn-Out Consideration. If (i) the Escrow Amount has been exhausted or (ii) Acquiror has made a Claim or Claims for an amount or amounts in aggregate in excess of the balance of the Escrow Amount available at such time, Acquiror is subject to satisfaction and compliance with all other provisions of this Article IX, authorized at any time thereafter and from time to time, to the fullest extent permitted by law, to reduce the Aggregate Earn-Out Consideration to satisfy any indemnification obligation of Target or Target Shareholders set forth in any such Claim.

9.11 Shareholder Representative.

(a) Each Target Shareholder, by the execution and delivery of this Agreement, hereby consents and agrees to the appointment of John R. Meehan as the “Shareholder Representative” for purposes of all matters expressly set forth in this Agreement and the Escrow Agreement to be performed by the Shareholder Representative. As to any matter not expressly provided for by this Agreement, the Shareholder Representative shall not be required to exercise any discretion or to take any action that exposes the Shareholder Representative to personal liability or that is contrary to this Agreement or applicable law. The Shareholder Representative shall be deemed to continue in office notwithstanding any purported resignation or removal until Acquiror receives written notice signed by the Target Shareholders that held a majority of the Target Common Stock immediately prior to the Effective Time designating a new Shareholder Representative that is reasonably acceptable to Acquiror.

(b) Each Target Shareholder hereby constitutes and appoints the Shareholder Representative, including any replacement of any such Shareholder Representative, as attorney-in-fact for such Target Shareholder with full power of substitution and authority, in his discretion, to (i) enforce this Agreement and the Escrow Agreement against the parties hereto, (ii) execute any amendment or waiver of this Agreement or the Escrow Agreement and any other document or instrument necessary or advisable in order to carry out the provisions of this Agreement or the Escrow Agreement, (iii) give and receive notices and communications and, without limiting the foregoing provisions of this Section 9.11, dispute any decision of Acquiror to pay itself or any Indemnitee hereunder, (iv) agree to, negotiate, enter into settlements and compromises of, and to comply with orders of courts with respect to any dispute or loss, (v) to make an election with respect to the allocation of any Earn-Out Payment between cash and Acquiror Common Stock pursuant to Section 1.6(f)(iv)(A) and (v) to take all actions necessary or appropriate on behalf of the Target Shareholders or itself in the reasonable judgment of the Shareholder Representative for the accomplishment of the foregoing. The Shareholder Representative shall be entitled to consent to any payment from the Escrow Amount or Aggregate Earn-Out Consideration to Acquiror. The Target Shareholders shall be responsible for the payment of all fees and expenses reasonably incurred by the Shareholder Representative in performing his duties under this Agreement. The Shareholder Representative shall not use or disclose any non-public information.

(c) All decisions of the Shareholder Representative, including any election made by the Shareholder Representative with respect to the allocation of an Earn-Out Payment between cash and Acquiror Common Stock pursuant to Section 1.6(f)(iv)(A), may be relied upon by Acquiror and any third person, and shall be binding and conclusive upon each Target Shareholder.

(d) The Shareholder Representative shall not be liable, responsible or accountable in damages or otherwise to the Target Shareholders for any loss or damage incurred by reason of any act or failure to act by such Shareholder Representative, and each Target Shareholder shall indemnify and hold harmless the Shareholder Representative against any loss or damage except to the extent that such loss or damage shall have been the result of the individual gross negligence or willful misconduct of such Shareholder Representative.

9.12 Merger Consideration Adjustment. The parties hereto agree that any amounts paid to an Indemnitee hereunder shall be treated as an adjustment to the aggregate Merger Payments paid by Indemnitor pursuant to this Agreement for all tax purposes.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed sent, given and delivered: (i) immediately if given by personal delivery, (ii) one day after deposit with an overnight delivery service, (iii) one day after being sent via facsimile (with electronic confirmation of receipt) and (iv) three days after deposit in the mail via registered or certified mail (return receipt requested) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

(a)	if to Acquiror or Merger Sub, to:

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Facsimile No.: 512-454-9409

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Facsimile No.: 512-454-9409

Attention: General Counsel

(b)	if to the Shareholder Representative, to:

John R. Meehan

9400 Toledo Way

Irvine, California 92618

Facsimile No.: 949-380-0496

with a copy (which shall not constitute notice) to:

Saltarelli Law Corporation

695 Town Center Drive, Suite 530

Costa Mesa, California 92623

Facsimile No.: (714) 389-5301

Attention: Richard K. Semeta, Esq.

(c)	if to a Target Shareholder, to the address set forth for such Target Shareholder set forth on the Target Capitalization Spreadsheet.

10.2 Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date this Agreement is executed and delivered by the parties hereto. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, the words “aware,” “Knowledge” or similar words, expressions or phrases with respect to a party means such party’s knowledge after reasonable inquiry of officers, directors and employees. The term “business day” shall mean any day other than a Saturday, Sunday or holiday for Acquiror’s employees generally. In this Agreement, any reference to any event, change, condition or effect being “material” with respect to Target means any event, change, condition or effect that is material to the financial condition, properties, assets (including intangible assets), liabilities, business, operations, results of operations, employee base or prospects of Target.

10.3 Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart signature page to this Agreement by facsimile or other electronic delivery shall be effective as delivery of an original counterpart signature page.

10.4 Entire Agreement; Third Party Beneficiaries; Nonassignability. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Escrow Agreement, the Exhibits, the Target Disclosure Schedule and the Tremblay Merger Payment Restriction Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by any Target Shareholder by operation of law or otherwise without Acquiror’s written consent. Subject to the foregoing provisions, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

10.5 Amendment; Waiver. This Agreement may be amended and any provision hereof may be waived at any time, in each case, by execution of an instrument in writing signed by Acquiror and the Shareholder Representative. The Target Shareholders agree that any amendment or waiver signed by the Shareholder Representative shall be binding upon and effective against the Target Shareholders whether or not they have signed such amendment.

10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.8 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to applicable principles of conflicts of law. EACH PARTY HERETO CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF TEXAS IN AND FOR THE COUNTY OF TRAVIS AND THE COURTS OF THE UNITED STATES LOCATED IN THE WESTERN DISTRICT OF TEXAS FOR THE ADJUDICATION OF ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT. Each party agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim it may now or hereafter have that it is not subject personally to the jurisdiction of such court, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of such court in any such action, suit, or proceeding and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Agreement from which no appeal has been taken or is available. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, postage prepaid and return receipt requested, or by personal service on such party. Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

10.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.10 Waiver of Jury Trial. EACH PARTY HERETO WAIVES ITS RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY AGREEMENT, CONTRACT OR OTHER DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.11 Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed and delivered by each of the parties hereto, all as of the date first written above.

STAKTEK HOLDINGS, INC.

By:	/s/ Wayne R. Lieberman
Name:	Wayne R. Lieberman
Title:	President and CEO

SHULA MERGER SUB, INC.

By:	/s/ Wayne R. Lieberman
Name:	Wayne R. Lieberman
Title:	President and CEO

SOUTHLAND MICRO SYSTEMS, INC.

By:	/s/ John R. Meehan
Name:	John R. Meehan
Title:	President and CEO

SHAREHOLDER REPRESENTATIVE:

/s/ John R. Meehan
John R. Meehan

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

TARGET SHAREHOLDERS:

/s/ John R. Meehan
John R. Meehan

MEEHAN FAMILY TRUST DATED
AUGUST 17, 1995

By:	/s/ Joseph C. Meehan
Joseph C. Meehan, Trustee

By:	/s/ Paula M. Meehan
Paula M. Meehan, Trustee

/s/ David M. Tremblay
David M. Tremblay

/s/ Zoran Bobolinski
Zoran Bobolinski

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER